As Filed with the Securities and Exchange Commission on May 5, 2015

Registration Nos.: 333-            ; 811-23054

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	☒
PRE-EFFECTIVE AMENDMENT NO.
POST-EFFECTIVE AMENDMENT NO. and/or
REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940	☒
Amendment No.
(Check appropriate box or boxes)

VARIABLE ANNUITY-8 SERIES ACCOUNT

(Exact name of Registrant)

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY OF NEW YORK

(Name of Depositor)

50 Main Street

White Plains, New York 10606

(Address of Depositor’s Principal Executive Offices) (Zip Code)

Depositor’s Telephone Number, including Area Code:

(800) 537-2033

Louis J. Mannello, Jr.

President and Chief Executive Officer

Great-West Life & Annuity Insurance Company of New York

50 Main Street

White Plains, New York 10606

(Name and Address of Agent for Service)

Copy to:

Steve Roth, Esq.

Sutherland, Asbill & Brennan LLP

700 Sixth Street, NW, Suite 700

Washington, D.C. 20001-3980

Approximate Date of Proposed Public Offering: Upon the effective date of this Registration Statement.

Title of securities being registered: Units of interest in separate account under group flexible premium deferred variable annuity contract.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion – May [ ], 2015

SECUREFOUNDATION Variable Annuity

A Group Variable Deferred Annuity Contract

Issued by

Variable Annuity-8 Series Account

of

Great-West Life & Annuity Insurance Company of New York

Overview

This Prospectus describes the SecureFoundation Variable Annuity, a group flexible premium deferred variable annuity contract (“Contract”), issued by Great-West Life & Annuity Insurance Company of New York (“we,” “us” or “Great- West”), that is designed for purchase by sponsors of retirement plans established under Section 403(b) of the Internal Revenue Code (“Retirement Plan”). The Contract offers investment divisions (“Variable Accounts”) that invest in shares of an individual series of the SecureFoundation® (each a “Covered Fund”) and whose value is based on the investment performance of the corresponding Covered Fund. GWFS Equities, Inc. (“GWFS”) is the principal underwriter and distributor of the Contracts.

Participation in the Contract

You may be eligible to participate in the Contract if you participate in a Section 403(b) plan (a “Participant”). The owner of a Contract will be the sponsor of the Section 403(b) plan (the “Plan Sponsor” or “Contractowner”). If you are eligible to participate in the Contract, Great-West will issue you a certificate (“Certificate”) and establish a Participant account (“Participant Account”) in your name that will reflect the dollar value of the Contributions made on your behalf.

Interests of the Retirement Plan and Participants in the Contract may not be transferred, sold, assigned, pledged, charged, encumbered, or alienated in any way, except that if the Retirement Plan is consolidated or merged with another plan or if the assets and liabilities of the Retirement Plan are transferred to another plan, the Contract may be assigned to the new Plan Sponsor.

Tax deferral under annuity contracts purchased in connection with tax-qualified plans arises under specific provisions of the Code governing the tax-qualified plan, so a Contract should be purchased only for the features and benefits other than tax deferral that are available under an annuity contract purchased in connection with tax-qualified plans, and not for the purpose of obtaining tax deferral.

Payment Options

The Contract contains a Guaranteed Lifetime Withdrawal Benefit (the “GLWB”), that will pay guaranteed income for the life of a designated person based on your investment in one or more Covered Funds, provided all the conditions of the GLWB are satisfied, regardless of how long the designated person lives or the actual performance or value of your investment in the Covered Funds. You will pay a fee for the GLWB and should participate in the

Contract only if you want the benefits provided by the GLWB. The Contract also offers annuity payment options. If you annuitize the Contract, the GLWB will terminate.

Allocating Your Money

You can allocate your Contributions to several Variable Accounts that invest all of their assets in one of the corresponding Covered Funds. The following is a list of each Covered Fund:

Great-West SecureFoundation®Balanced Fund

Great-West SecureFoundation®Lifetime 2015 Fund

Great-West SecureFoundation®Lifetime 2020 Fund

Great-West SecureFoundation®Lifetime 2025 Fund

Great-West SecureFoundation®Lifetime 2030 Fund

Great-West SecureFoundation®Lifetime 2035 Fund

Great-West SecureFoundation®Lifetime 2040 Fund

Great-West SecureFoundation®Lifetime 2045 Fund

Great-West SecureFoundation®Lifetime 2050 Fund

Great-West SecureFoundation®Lifetime 2055 Fund

This Prospectus presents important information you should read before participating in the Contract. Please read it carefully and retain it for future reference. You can find more detailed information pertaining to the Contract in the Statement of Additional Information (the “SAI”) dated August [ ], 2015, which has been filed with the SEC. The SAI is incorporated by reference as a matter of law into this Prospectus, which means that it is legally a part of this Prospectus. Its table of contents may be found on the last page of this Prospectus. The SAI may be obtained without charge by contacting Great-West at its Administrative Offices or by calling (800) 537-2033. You may also obtain the Prospectus, material incorporated by reference, and other information regarding Great-West by visiting the SEC’s website at http://www.sec.gov.

This Prospectus does not constitute an offering in any jurisdiction in which such offering may not lawfully be made. No dealer, salesperson or other person is authorized to give any information or make any representations in connection with this offering other than those contained in this Prospectus, and, if given or made, such other information or representations must not be relied on.

The Contract may not be available in all states

The date of this prospectus is August [ ], 2015

The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the accuracy or adequacy of this Prospectus. Any representation to the contrary is a criminal offense.

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DEFINITIONS

Accumulation Phase: The period between the time you enroll in the Contract and the Initial Installment Date under the GLWB.

Accumulation Unit: The accounting measure described in the Contract and used by Great-West to determine your Participant Account Value allocated to each Variable Account during the Accumulation Period.

Administrative Offices: [The Administrative Offices of Great-West are located at 8515 E. Orchard Rd., Greenwood Village, Colorado 80111.]

Alternate Payee: Any Spouse, former Spouse, child or other dependent of a Participant who is recognized by a Qualified Domestic Relations Order as having a right to receive all or a portion of the benefit payable under a Plan with respect to such Participant.

Annuity Unit: An accounting measure we use to determine the amount of any variable annuity payout after the first annuity payout is made.

Benefit Base – The amount that is multiplied by the Guaranteed Annual Withdrawal Percentage to calculate the Guaranteed Annual Withdrawal. The Benefit Base increases dollar-for-dollar upon any Contract Contribution made after the Benefit Base begins accruing as described on page [16] of this Prospectus and is reduced proportionately for an Excess Withdrawal. The Benefit Base can also increase with positive market performance on the Ratchet Date. Each Covered Fund will have its own Benefit Base. A Covered Fund Benefit Base cannot be transferred to another Covered Fund.

Business Day – Any day, and during the hours, on which the New York Stock Exchange is open for trading. In the event that the date falls on a non-Business Day, the date of the succeeding Business Day will be used.

Code: The Internal Revenue Code of 1986, as amended from time to time, or any future United States Internal Revenue law that replaces the Internal Revenue Code of 1986. References herein to specific section numbers shall be deemed to include Treasury regulations and Internal Revenue Service guidance thereunder, and to corresponding provisions of any future Internal Revenue law that replaces the Internal Revenue Code of 1986.

Contract: An agreement between Great-West and the Contractowner providing a group flexible premium deferred annuity issued in connection with certain retirement plans.

Contractowner: The Contractowner will be an employer, which sponsors a Plan described in Section 403(b) of the Code.

Contribution(s): Purchase payments, eligible rollovers, Transfers, payroll deductions, and other amounts received by Great-West under the Contract on your behalf and allocated to a Participant Account.

Covered Fund: A mutual fund, unit investment trust, or other investment portfolio in which a Variable Account invests all of its assets.

Covered Fund Value – The value of assets allocated to a Variable Account invested in a Covered Fund. The Covered Fund Value reflects a return based upon the investment experience of the Covered Funds and will increase or decrease accordingly. The Covered Fund Value is used only to calculate the Benefit Base.

Covered Person(s) – For purposes of this Contract, the person(s) whose age determines the Guaranteed Annual Withdrawal Percentage and on whose life the Guaranteed Annual Withdrawal Amount will be based. If there are two Covered Persons, the Guaranteed Annual Withdrawal Percentage will be based on the age of the younger life and the Installments can continue until the death of the second life. A joint Covered Person must be the Participant’s spouse and the sole primary beneficiary under the Plan.

Distribution(s): Amount paid to a Participant out of Covered Fund Value pursuant to the terms of the Plan.

Election Date – The date on which the Participant, Alternate Payee or Beneficiary selects the GLWB.

Excess Withdrawal – An amount either distributed or transferred from the Covered Fund(s) during the Accumulation Phase or any amount combined with all other amounts that exceeds the annual GAW during the Withdrawal Phase.

General Account: Great-West’s assets other than those held in any segregated investment account or the Separate Account.

Guaranteed Annual Withdrawal (GAW) – The annualized withdrawal amount that is guaranteed for the lifetime of the Covered Person(s), subject to the terms of this Contract.

Guaranteed Annual Withdrawal Percentage (GAW%) –The percentage of the Benefit Base that determines the amount of the GAW. This percentage is based on the age of the Covered Person(s) at the time of the first Installment. If there are two Covered Persons the percentage is based on the age of the younger Covered Person.

Guaranteed Lifetime Withdrawal Benefit (GLWB) – A payment option offered under the Contract that is designed to pay Installments during the life of the Covered Person(s). The Covered Person(s) will receive periodic payments in either monthly, quarterly, semiannual or annual Installments that total over a twelve month period up to the maximum GAW.

Initial Installment Date –The date of the first Installment under the GLWB, which must be a Business Day.

Installments – Periodic payments of the GAW.

Participant: The person who is eligible to and elects to participate in the Contract; sometimes referred to as “you,” “your” or “yours” in this Prospectus.

Participant Account: A separate record in the name of each Participant which reflects his or her share in the Variable Accounts.

Participant Account Value: The total value of your interest under the Contract. It is the total of your Variable Account Values credited to the Participant Account.

Payee: A person entitled to receive all or a portion of the value of the Participant Account.

Plan: The underlying plan document of the Contractowner written in accordance with the applicable sections of the Code.

Premium Tax: The amount of tax, if any, charged by a state or other governmental authority in connection with the Contract.

Ratchet – An increase in the Benefit Base if the Covered Fund Value exceeds the current Benefit Base on the Ratchet Date.

Ratchet Date – During the Accumulation Phase, the Ratchet Date is the anniversary of the GLWB Participant’s Election Date and each anniversary thereafter. During the Withdrawal Phase, the Ratchet Date is the Initial Installment Date and each anniversary of the Initial Installment Date thereafter. If any anniversary in the Accumulation and Withdrawal Phase is a not a Business Day, then the Ratchet Date will be the last Business Day before the anniversary.

Request: An inquiry or instruction in a form satisfactory to Great-West. A valid Request must be: (1) received by Great-West at its Administrative Offices; (2) approved by the Contractowner, or the Contractowner’s designee; and (3) submitted in accordance with the provisions of the Contract, or as required by Great-West.

Separate Account: A segregated investment account established by Great-West into which Contributions may be invested or the Participant Account Value may be Transferred. The Separate Account is registered as a unit investment trust under the Investment Company Act of 1940 and consists of the individual Variable Accounts.

Settlement Phase –The period when the Covered Fund Value has reduced to zero by means other than an Excess Withdrawal, provided the Benefit Base is positive. Installments continue under the terms of the Contract.

Spouse: A person recognized as a “spouse” in the state where the couple was legally married. The term does not include a party to a registered domestic partnership, civil union, or similar formal relationship recognized under state law that is not denominated a marriage under that state’s law.

Transfer – The reinvestment or exchange of all or a portion of the Covered Fund Value to or from one Variable Account to another or to another investment option offered by the Plan.

Valuation Date: The date on which the net asset value of each Variable Account is determined. This calculation is made as of the close of trading of the New York Stock Exchange (generally 4:00 p.m., ET), It is also the date on which Great-West will process any Contribution or Request received. Contributions and Requests received after the close of trading on the New York Stock Exchange will be deemed to have been received on the next Valuation Date. Your Participant Account Value will be determined on each day that the New York Stock Exchange is open for trading.

Valuation Period: The period between two successive Valuation Dates.

Variable Account: Divisions of the Separate Account, one for each Covered Fund. Each Variable Account has its own Accumulation Unit value. A Variable Account may also be referred to as an “investment division” or “sub-account” in the Prospectus, SAI or Separate Account financial statements.

Variable Account Value: Your Participant Account Value allocated to each Variable Account.

Withdrawal Phase – The period of time between the Initial Installment Date and the first day of the Settlement Phase.

FEE TABLES

The following tables describe the fees and expenses that you, as a Participant, will pay under the Contract. The first table describes the fees and expenses that you will pay at the time you allocate Contributions, surrender or Transfer cash value between investment options. State Premium Tax may also be deducted.

PARTICIPANT TRANSACTION EXPENSES

Sales Load imposed on Purchases (as a percentage of purchase payments)	None
Deferred Sales Load (as a percentage of purchase payments or amount surrendered)	None
Contract Termination Charge	None
Transfer Fee	None

The next table describes the maximum fees and expenses that you will pay periodically during the time that you are a Participant under the Contract, not including Covered Fund fees and expenses.

Maximum Fee
Separate Account Annual Expenses (as a percentage of average Variable Account Value)
Variable Asset Charge	1.50%
Total Separate Account Annual Expense	1.50%
Other Charges
Contract Maintenance Charge	[$100.00]
Guarantee Benefit Fee (as a percentage of Covered Fund Value)	1.50%

The next item shows the minimum and maximum total operating expenses charged by the Covered Funds for the year ended December 31, 2014. Expenses may be higher or lower in the future. More detail concerning the fees and expenses of each Covered Fund is contained in the Covered Fund prospectus.

Total Annual Covered Funds Operating Expenses	Minimum	Maximum
Expenses that are deduced from Covered Fund assets, including management fees, distribution and/or service (12b-1) fees and other expenses	.74%	.84%

EXAMPLE

This Example is intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. These costs include a Participant’s transaction expenses, contract fees, variable account annual expenses, and Covered Fund fees and expenses.

The Example assumes that you invest $10,000 under the Contract for the time periods indicated, The Example also assumes that your investment has a 5% return each year and assumes the maximum fees and expenses of any of the Covered Funds. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

(1)	If you surrender your contract at the end of the applicable time period:

1 year	3 years	5 years	10 years

(2)	If you annuitize your contract or if you do not surrender your contract at the end of the applicable period:

1 year	3 years	5 years	10 years

The fee tables and examples should not be considered a representation of past or future expenses and charges of the Covered Funds. Your actual expenses may be greater or less than those shown. Similarly, the 5°/o annual rate of return assumed in the example is not an estimate or a guarantee of future investment performance.

CONDENSED FINANCIAL INFORMATION

As of the date of this Prospectus, no Contract had yet been issued. Accordingly, historical information about the value of the units we use to measure your Variable Account Value is not yet available.

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY OF NEW YORK

Great-West (formerly known as First Great-West Life & Annuity Insurance Company, and prior to that as Canada Life Insurance Company of New York) is a stock life insurance company incorporate under the laws of the State of New York on June 7, 1971. We operate in two business segments: (1) employee benefits (life, health and 401(k) products for group clients); and (2) financial services (savings products for both public and non-profit employers and individuals and life insurance products for individuals and businesses). We are licensed to do business in New York and our Home Office is located at 50 Main Street, White Plains, New York 10606.

We are a wholly-owned subsidiary of Great-West Life & Annuity Insurance Company (GWL&A”), a life insurance company domiciled in Colorado. GWL&A is an indirect wholly-owned subsidiary of Great-West Lifeco, Inc., a holding company. Great-West Lifeco, Inc. is a subsidiary of Power Financial Corporation, a financial services company. Power Corporation of Canada, a holding and management company, has voting control of Power Financial Corporation. Through a group of private holding companies, The Desmarais Family Residuary Trust, created on October 8, 2013 under the Last Will and Testament of Paul G. Desmarais, has voting control of Power Corporation of Canada.

Affiliates of Great-West may provide recordkeeping and other services to the Plan for which they receive compensation from Plan assets.

Financial Condition of the Company

The benefits under the Contract are paid by Great-West from its general account assets and/or your Participant Account Value held in the Separate Account. It is important that you understand that payment of the benefits is not assured and depends upon certain factors discussed below.

Assets in the Separate Account. You assume all of the investment risk for your Participant Account Value. Your Participant Account Value constitutes a portion of the assets of the Separate Account. These assets are segregated and insulated from our general account, and may not be charged with liabilities arising from any other business that we may conduct.

Assets in the General Account. Any guarantees under the Contract that exceed your Participant Account Value, such as those associated with the GLWB, are paid from our general account (and not the Separate Account). Therefore, any amounts that we may be obligated to pay under the Contract in excess of Variable Account value are subject to our financial strength and claims-paying ability and our long-term ability to make such payments. The assets of the Separate Account, however, are also available to cover the liabilities of our general account, but only to the extent that the Separate Account assets exceed the Separate Account liabilities arising under the Contracts supported by it.

We issue other types of insurance contracts and financial products as well, and we also pay our obligations under these products from our assets in the General Account.

Our Financial Condition. As an insurance company, we are required by state insurance regulation to hold a specified amount of reserves in order to meet all the contractual obligations of our general account to our Contractowners. We monitor our reserves so that we hold sufficient amounts to cover actual or expected Contract and claims payments. However, it is important to note that there is no guarantee that we will always be able to meet our claims-paying obligations, and that there are risks to purchasing any insurance product.

State insurance regulators also require insurance companies to maintain a minimum amount of capital, which acts as a cushion in the event that the insurer suffers a financial impairment, based on the inherent risks in the insurer’s operations. These risks include those associated with losses that we may incur as the result of defaults on the payment of interest or principal on our general account assets, which include bonds, mortgages, general real estate investments, and stocks, as well as the loss in market value of these investments. We may also experience liquidity risk if our general account assets cannot be readily converted into cash to meet obligations to our Contractowners or to provide the collateral necessary to finance our business operations.

How to Obtain More Information. We encourage both existing and prospective Contractowners to read and understand our financial statements. We prepare our financial statements in accordance with accounting principles generally accepted in the United States of America. Our financial statements are located in the Statement of Additional Information (“SAI”). The SAI is available at no charge by sending your request to our Administrative Offices or by calling us at (800) 537-2033. In addition, the SAI is available on the SEC’s website at http://www.sec.gov.

SEPARATE ACCOUNT

Great-West established the Separate Account on March 24, 2015. The Separate Account consists of Variable Accounts and is registered with the SEC under the Investment Company Act of 1940, as a unit investment trust. This registration does not involve supervision of the Separate Account or Great-West by the SEC.

We do not guarantee the investment performance of the Variable Accounts. Your Participant Account Value allocated to the Variable Accounts and the amount of the Installments depend on the investment performance of the Covered Funds. Thus, you bear the full investment risk for all Contributions allocated to the Variable Accounts.

The Separate Account is divided into Variable Accounts. Each Variable Account invests in a single class of shares of a Covered Fund, which is a separate mutual fund having its own investment objectives and policies and is registered with the SEC as an open-end management investment company or portfolio thereof. The Variable Accounts available to you will depend on the terms of the Contract. Please consult the Contractowner for more information. If Great-West decides to make additional Variable Accounts available to Contractowners, Great-West may or may not make them available to you based on our assessment of marketing needs and investment conditions.

The income, gains, or losses of each Variable Account are credited to or charged against the assets held in that Variable Account, without regard to other income, gains, or losses of any other Variable Account and without regard to any other business Great-West may conduct. Under New York law, the assets of the Separate Account are not chargeable with liabilities arising out of any other business Great-West may conduct. Nevertheless, all obligations arising under the Contract and other contracts issued by us that are supported by the Separate Account are generally corporate obligations of Great-West.

The SEC does not supervise the management or the investment practices and policies of any of the Covered Funds.

We may offer new or cease offering existing Covered Funds, or make other changes to the investment options as we deem necessary and subject to the approval of the state insurance department. We will notify the Plan Sponsor whenever the Covered Funds are changed. If we cease offering all the Covered Funds, we will offer a new fund as a Covered Fund. The new Covered Fund may have higher fees and charges and different investment objectives than the eliminated Covered Funds. In addition, offering a new fund as a Covered Fund under the Contract may result in an increase in the Guarantee Benefit Fee, which will not exceed the maximum Guarantee Benefit Fee of 1.50%.

If any of the above actions result in a material change in the underlying investments of a Variable Account in which Participants are invested, Great-West will provide at least sixty (60) calendar days written notice to the Plan Sponsor. This notice shall explain any Variable Account change(s), communicate the timeline and effective date of any account change, provide information on the fees received by Great-West, and explain Plan Sponsor’s right to opt out of any Variable Account change. The absence of an objection by Plan Sponsor to such notice will be considered consent to the change(s). If Great-West is provided notice from a fund company that results in a change to the investment options available under the Plan, Great-West will provide Plan Sponsor with notice of that change as soon as administratively feasible.

If Great-West does not receive an objection from Plan Sponsor to a Great-West-initiated change, Great-West will, subject to required regulatory approvals, transfer Participant Account Value between Variable Account investment options as disclosed in the notice. Such allocation will be in effect until such time as Great-West receives a written Request for a different allocation.

If Plan Sponsor provides written objection to Great-West within the sixty (60) calendar day notice period, Great-West will not make the fund change at issue. If Plan Sponsor objects to the fund change, Great-West may terminate this Contract.

Great-West reserves the following rights with respect to the Separate Account:

¡	to operate the Separate Account in any form permitted under the Investment Company Act of 1940, or in any other form permitted by law;

¡	to deregister the Separate Account under the Investment Company Act of 1940;

¡	to eliminate Variable Accounts, to combine two or more Variable Accounts, or to substitute a new Covered Fund for the Covered Fund in which a Variable Account invests;

¡

to Transfer any assets in any Variable Account to another Variable Account, or to any other segregated investment account we may establish from time to time; to add, combine or remove a Variable Account of the Separate Account; or to combine the Separate Account with other separate investment accounts;

¡	to substitute, for the Covered Fund shares underlying any Variable Account, the shares of another Covered Fund or shares of another investment company or any other investment permitted by law;

¡	to make any changes required by the Code or by any other applicable law in order to continue treatment of the Contract as an annuity;

¡	to change the time or time of day at which a Valuation Date is deemed to have ended;

¡

to make any other necessary technical changes in the Contract in order to conform with any action the above provisions permit us to take, including to change the way we assess charges, but without increasing as to any then-outstanding Contract the aggregate amount of the types of charges Great-West has guaranteed; and

¡	to reject any application at our discretion.

Great-West will provide notice of these changes to the Plan Sponsor.

THE COVERED FUNDS

Each of the Covered Funds is managed by Great-West Capital Management, LLC (“GWCM”), a registered investment adviser that is affiliated with us. The investment adviser may have an incentive to manage the funds in a way to reduce volatility of the funds’ returns to reduce the amount that we must pay under the GLWB. Offering the GLWB in connection with your investment in the Covered Funds, therefore, may subject us to a potential conflict of interest. Reducing volatility may have the effect of lowering the returns of the Covered Funds relative to other funds. This may suppress the value of the benefits provided by the GLWB because the Benefit Base will reset only when the Covered Fund Value is higher than the Benefit Base. We took into account the Covered Funds’ use of strategies to lower volatility when we selected them for use with the GLWB. In addition, each Covered Fund is a fund of funds, which means Participants will pay fees at both fund levels, which may reduce investment return.

Both Class G and Class G1 shares of the Covered Funds are available under the Contract. Contact the Plan Sponsor to determine which class of shares is available to you under the Contract.

The Covered Funds have the following investment objectives. There is no guarantee that any of the Covered Funds will achieve its investment objective.

The investment objective of the Great-West SecureFoundation® Balanced Fund is to seek long-term capital appreciation and income.

The Great-West SecureFoundation®Lifetime Funds are target date funds, which are managed to hold a more conservative mix of assets as the date in the fund name (the “Target Date”) approaches:

Great-West SecureFoundation®Lifetime 2015 Fund

Great-West SecureFoundation®Lifetime 2020 Fund

Great-West SecureFoundation®Lifetime 2025 Fund

Great-West SecureFoundation®Lifetime 2030 Fund

Great-West SecureFoundation®Lifetime 2035 Fund

Great-West SecureFoundation®Lifetime 2405 Fund

Great-West SecureFoundation®Lifetime 2045 Fund

Great-West SecureFoundation®Lifetime 2050 Fund

Great-West SecureFoundation®Lifetime 2055 Fund

The objective of each Great-West SecureFoundation®Lifetime Fund is to seek capital appreciation and income consistent with its current asset allocation. The mix of assets held by each SecuredFoundation ®Lifetime Fund becomes more conservative until 10 years before the Target Date after which the SecuredFoundation®Lifetime Fund will invest approximately 60% of its assets in bond funds and approximately 40% of its assets in equity funds.

Meeting investment objectives depends on various factors, including, but not limited to, how well the Covered Fund managers anticipate changing economic and market conditions. There is no guarantee that any of these Covered Funds will achieve their stated objectives.

Reinvestment and Redemption

All dividend distributions and capital gains made by a Covered Fund will be automatically reinvested in shares of that Covered Fund on the date of distribution. We will redeem Covered Fund shares to the extent necessary to pay Installments and to make other payments under the Contract.

Payments We Receive

Great-West and, GWFS, our affiliated broker-dealer, receive compensation for providing administration and distribution services to the Covered Funds that is paid out of administrative service fees and 12b-1 fees deducted from Covered Fund assets.

Where to Find more Information About the Covered Funds

Before you invest, you may want to review the Fund’s Prospectus, which contains more information about the Fund and its risks, and the Guarantee. You can find the Fund’s Prospectus and other information about the Fund, including the Statement of Additional Information and most recent reports to shareholders, online at www.greatwestfunds.com/prospectus.html. You can also get this information at no cost by calling 1-866-831-7129 or by sending an email request to email@greatwestfunds.com.

Selection of Underlying Funds

The Covered Funds offered through this product are selected by Great-West. Great-West may consider various factors, including, but not limited to, asset class coverage, the alignment of the investment objectives of a Covered Fund with our hedging strategy, the strength of the adviser’s or sub-adviser’s reputation and tenure, brand recognition, performance, and the capability and qualification of each investment firm. Another factor that we may consider is whether a Covered Fund or its service providers (e.g., the investment adviser or sub-advisers) or its affiliates will make payments to us or our affiliates in connection with certain administrative, marketing, and support services, or whether affiliates of the Covered Fund can provide marketing and distribution support for sales of the Contracts. We review the Covered Funds periodically and may remove a Covered Fund or limit its availability to new Contributions and/or Transfers of Participant Account Value if we determine that a Covered Fund no longer satisfies one or more of the selection criteria, and/or if the Covered Fund has not attracted significant allocations from Participants.

You are responsible for choosing the Covered Funds, and the amounts allocated to each, that are appropriate for your own individual circumstances and your investment goals, financial situation, and risk tolerance. Because investment risk is borne by you, you should carefully consider any decisions that you make regarding investment allocations.

In making your Variable Account selections, we encourage you to thoroughly investigate all of the information that is available to you regarding the Covered Funds including each Covered Fund’s prospectus, statement of additional information and annual and semi-annual reports. After you select Covered Funds for your initial Contribution, you should monitor and periodically re-evaluate your allocations to determine if they are still appropriate.

You bear the risk of any decline in your Participant Account Value resulting from the performance of the Covered Funds you have chosen.

We do not recommend or endorse any particular Covered Fund and we do not provide investment advice.

Addition, Deletion, or Substitution of Funds

We do not guarantee that each Covered Fund will always be available for investment through the Policy. We reserve the right, subject to compliance with applicable law, to add new Covered Funds, close existing Covered Funds, or substitute Covered Fund shares that are held by any Variable Account for shares of a different investment portfolio. New or substitute Covered Funds may have different fees and expenses, and their availability may be limited to certain purchasers. We will not add, delete or substitute any shares attributable to your interest in a Variable Account without notice to you and prior approval of the SEC to the extent required by the 1940 Act or other applicable law. We may also decide to purchase securities from other funds for the Separate Account. We reserve the right to Transfer Separate Account assets to another Separate Account that we determine to be associated with the class of contracts to which the Contract belongs.

THE CONTRACT

This Contract is available to sponsors of retirement plans established under Section 403(b) of the Internal Revenue Code and is generally owned by the Plan Sponsor. Amounts under the Contract are held for the exclusive benefit of Plan Participants and Beneficiaries, and Participants make all elections under the Contract.

Purchasing an Interest in the Contract

Eligible organizations may acquire a Contract by completing and sending to us the appropriate forms. Once we approve the forms, we issue a Contract to the Contractowner. If you are eligible to participate in the Plan, you may purchase an interest in a Contract by completing an enrollment form and giving it to your employer or a GWFS representative. Your Participant enrollment form will be forwarded to us for processing. Please consult with your employer for information concerning your eligibility to participate in the Plan and the Contract.

Contributions

Your employer will send us Contributions on your behalf. Except as limited by the Code or your Plan, there is no minimum amount or number of Contributions. You can make Contributions at any time before the Settlement Phase. We will receive a report of the amount paid as Contributions and this report is conclusive and binding on the Contractowner and any person or entity claiming an interest under the Contract. If the Contractowner’s report does not match the Contributions received and the inconsistency is not resolved within a period of time required under the law, Great-West will return the Contribution to the payor.

Great-West reserves the right to limit the amount and frequency of Contributions, and to stop accepting Contributions altogether.

Subsequent Contributions

Great-West will allocate subsequent Contributions according to the allocation instructions provided in the Participant enrollment form. Great-West will allocate Contributions on the Valuation Date we receive them.

Participants may change their allocation instructions at any time by Request. Such change will be effective the later of (1) the date specified in the Request or (2) the Valuation Date on which Great-West receives the Request at our Administrative Offices. Once changed, those allocation instructions will be effective for all subsequent Contributions.

Great-West reserves the right to refuse any Contribution. Any Contribution that causes a Participant’s Account Value to exceed $5 million may require Great-West’s prior approval.

Participant Account

When we approve your Participant enrollment form or other enrollment method in the Contract, as agreeable to Great-West, we will establish a Participant Account in your name to reflect all of your transactions under the Contract. You will receive a statement of your Participant Account Value no less frequently than annually. You may also review your Participant Account Value through KeyTalk® or via the Internet.

Participant Enrollment Form and Initial Contribution

If your Participant enrollment form or other enrollment method is complete, we will allocate your initial Contributions to the Variable Accounts according to the instructions you provide on your Participant enrollment form within two business days of receipt of the Participant enrollment form at our Administrative Offices. If your enrollment form is incomplete, we will contact you or the Contractowner to obtain the missing information. If your Participant enrollment form remains incomplete for five business days, we will immediately return your Contribution(s). If we complete a Participant enrollment form within five business days of our receipt of the incomplete enrollment form, we will allocate your initial Contribution within two business days of the Participant enrollment form’s completion in accordance with your allocation instructions.

Free Look Period

Where required by law, you may have the ability to cancel your interest in the Contract for any reason by delivering or mailing a Request to cancel to our Administrative Offices or to an authorized agent of Great-West within 10 days or a period of time required by state law after Great-West receives your completed application form. We must receive your cancellation Request in person or postmarked prior to the expiration of the free look period. Upon cancellation, we will refund your Participant Account Value as of the date we receive your request for cancellation. This amount may be higher or lower than your Contributions depending on the investment performance of the Covered Fund you selected, which means that you bear the investment risk during this period. Any applicable Benefit Base shall be reduced to zero.

Assignments and Transfers

In general, the interest of any Participant or Contractowner may not be Transferred, sold, assigned, pledged, charged, encumbered, or in any way alienated, except as may be permitted under the Code, by law or applicable court order.

Transaction Date

All Requests, Contributions and Deposits received in good order with all required documentation at Great-West’s Administrative Offices prior to the close of business of the New York Stock Exchange (generally 4:00 p.m. Eastern Time) will be processed as of the date received, and if received after the close of business of the New York Stock Exchange will be processed on the next Business Day. However, Great-West shall not be liable for the results of any delay or interruption due to causes or conditions beyond its control, including, without limitation, labor disputes, riots, war and war-like operations including acts of terrorism, epidemics, explosions, sabotage, acts of God, failure of power, fire or other casualty, natural disaster or disruptions in orderly trading on any relevant exchange or market, including disruptions due to extraordinary market volume that results in substantial delay in receipt of correct data.

Participant Account Value

The Variable Account Value is the sum of your interest in the Variable Accounts. Your Variable Account Value reflects the value of the Accumulation Units credited to you in each Variable Account. The value of your interest in a Variable Account is the total dollar amount of all Accumulation Units credited to you. When you allocate Contributions or make Transfers to a Variable Account, we credit you with Accumulation Units. We determine the number of Accumulation Units credited to you by dividing your Contribution or Transfer to a Variable Account, less any applicable Premium Tax, by that Variable Account’s Accumulation Unit value. The number of Accumulation Units for the Variable Account will decrease for charges deducted, Transfers, withdrawals, or loans (if available). We determine the Accumulation Unit value on each Valuation Date.

We calculate each Variable Account’s Accumulation Unit value at the end of each Valuation Period by multiplying the value of that unit at the end of the prior Valuation Period by the Variable Account’s Net Investment Factor for the Valuation Period. The formula used to calculate the Net Investment Factor is set forth in Appendix A. Your Variable Account Value reflects the value of the Accumulation Units credited to you in each Variable Account.

The value of a Variable Account’s assets is determined at the end of each Valuation Date.

Your Variable Account Value will reflect the investment performance of the selected Variable Account(s) which in turn reflect the investment performance of the corresponding Covered Fund(s), which we factor in by using the Net Investment Factor.

Ch anges to the Contract

Great-West can make any changes to the Contract required by applicable insurance law, the Code or the 1940 Act, subject to required state and federal regulatory approval.

THE GUARANTEED LIFETIME WITHDRAWAL BENEFIT

The GLWB provides Participants with guaranteed minimum lifetime income without regard to the performance of the Covered Fund in which the Variable Account is invested. The GLWB does not have a cash value. Provided all conditions of the GLWB are satisfied, if the value of the Participant’s Account equals zero as a result of Covered Fund performance, the Guarantee Benefit Fee, certain other fees that are not directly associated with the Contract (e.g., custodian fees or advisory fees), and/or Guaranteed Annual Withdrawal(s) (“GAW”), we will make annual payments to the Participant for the rest of his life.

The guaranteed income that may be provided by the GLWB is based on the age and life of the Covered Person (or if there are joint Covered Persons, on the age of the younger joint Covered Person and the lives of both Covered Persons) as of the date we calculate the first Installment. A joint Covered Person must be the spouse of the Participant, and the spouse must be the Participant’s sole beneficiary under the Retirement Plan.

The GLWB provides two basic protections to Participants who purchase the GLWB as a source or potential source of lifetime retirement income or other long-term purposes. Provided that the conditions of the GLWB are satisfied, the GLWB protects the Participant from:

•	longevity risk, which is the risk that a Participant will outlive the assets invested in the Covered Fund; and

•	income volatility risk, which is the risk of downward fluctuations in a Participant’s retirement income due to changes in market performance.

Both of these risks increase as a result of poor market performance early in retirement. Point-in-time risk (which is the risk of retiring on the eve of a down market) significantly contributes to both longevity and income volatility risk.

The GLWB does not provide a guarantee that the Covered Fund or the Participant’s Account will retain a certain value or that the value of the Covered Fund or the Participant’s Account will remain steady or grow over time. Instead, it provides a guarantee, under certain specified conditions, that regardless of the performance of the Covered Funds and regardless of how long the Participant lives, the Participant will receive a guaranteed level of annual income for life. Therefore, it is important to understand that while the preservation of capital may be one of the Participant’s goals, the achievement of that goal is not guaranteed by the GLWB.

The GAWs are made from your Covered Fund Value. We start using our money to make Installments to a Participant only if the Covered Fund Value is reduced to zero due to Covered Fund performance, the Guarantee Benefit Fee, certain other fees that are not directly associated with the GLWB (e.g., custodian fees or advisory fees), and/or GAWs. We limit our risk under the GLWB in this regard by limiting the amount a Participant may withdraw each year to GAWs. If a Participant needs to take Excess Withdrawals, the Participant may not receive the full benefit of the GLWB.

If the return on the Covered Fund Value over time is sufficient to generate gains that can sustain constant GAWs, then the GLWB would not have provided any financial gain. Conversely, if the return on the Covered Fund Value over time is not sufficient to generate gains that can sustain constant GAWs, then the GLWB would be beneficial.

Each Retirement Plan participant should discuss his investment strategy and risk tolerance with his financial advisor before electing to participate in the Contract. You should consider the payment of the Guarantee Benefit Fee relative to the benefits and features of the GLWB, your risk tolerance, and proximity to retirement. If the Plan is subject to ERISA and the Participant is married, the Participant’s spouse may need to provide written consent before certain payments may begin or continue. See Taxation of the Contract and GLWB – Spousal Consent Requirements for Plans Governed by ERISA.

Any payments we are required to make to a Participant under the GLWB that exceed the Participant Account Value will depend on our long-term ability to make such payments. We will make all such guaranteed payments under the GLWB from our general account, which is not insulated from the claims of our third party creditors. Therefore, the Participant’s receipt of payments from us is subject to our claims paying ability.

The Guarantee Benefit Fee

We charge a separate annual fee for the GLWB. The Guarantee Benefit Fee is calculated as a specified percentage of the Covered Fund Value (up to $5 million) at the time the Guarantee Benefit Fee is calculated. The fee is deducted from your Participant Account Value by redeeming Accumulation Units in the Variable Accounts. The guaranteed maximum or minimum Guarantee Benefit Fee we can charge are:

•	The maximum Guarantee Benefit Fee, as a percentage of a Participant’s Covered Fund Value, on an annual basis, is 1.5%.
•	The minimum Guarantee Benefit Fee, as a percentage of a Participant’s Covered Fund Value, on an annual basis, is 0.70%.

The current Guarantee Benefit Fee, as a percentage of a Participant’s Covered Fund Value, on an annual basis, is 0.90%.

We begin to charge the Guarantee Benefit Fee when your GLWB benefits begin to accrue. This date may vary depending on the Covered Fund to which you allocate your Participant Account Value. The GLWB benefit begins to accrue with respect to Participant Account Value allocated to the Great-West SecureFoundation® Balanced Fund (the “Balanced Fund”) on your Election Date when you allocate Participant Account Value to the Variable Account that invests in the fund. The GLWB benefit begins to accrue with respect to the Great-West SecureFoundation® Lifetime Funds (each a “Lifetime Fund”) either on your Election Date when you allocate your Participant Account Value to the Variable Account that invests in the Lifetime Fund or on the first Business Day of the year that is ten years before the Target Date of the Lifetime Fund, whichever is later.

We may change the current Guarantee Benefit Fee at any time within the minimum and maximum range described above upon thirty (30) days prior written notice to the Participant and the Plan Sponsor. We determine the Guarantee Benefit Fee based on observations of a number of experience factors, including, but not limited to, interest rates, volatility, investment returns, expenses, mortality, and lapse rates. As an example, if mortality experience improves faster than we have anticipated, and the population in general is expected to live longer than initially projected, we might increase the Guarantee Benefit Fee to reflect our increased probability of paying longevity benefits. However, improvements in mortality experience is provided as an example only, we reserve the right to change the Guarantee Benefit Fee at our discretion and for any reason, whether or not these experience factors change (although we will never increase the fee above the maximum or decrease the fee below the minimum). We do not need the happening of any event before we may change the Guarantee Benefit Fee. Because the Covered Funds are offered by an affiliated company, we may benefit indirectly from the charges imposed by the Covered Funds.

How the GLWB Works

The GLWB has three phases: an “Accumulation Phase,” a “GAW Phase,” and a “Settlement Phase.”

•

The Accumulation Phase: The Accumulation Phase starts when the GLWB benefit begins to accrue. During the Accumulation Phase, the Participant may make additional Contract Contributions, which establishes the Benefit Base (this is the sum of all Contract Contributions minus any withdrawals and any adjustments made on the “Ratchet Date” as described later in this prospectus), and take withdrawals (although Excess Withdrawals will reduce the amount of the Benefit Base under the Contract). The Participant is responsible for managing withdrawals during the Accumulation Phase.

•

The GAW Phase: After the Participant (or if there are joint Covered Persons, the younger joint Covered Person) has turned age 55, then the Participant may enter the GAW Phase and begin to take GAWs (which are annual withdrawals that do not exceed a specified amount) without reducing the Benefit Base. GAWs before age 59 1⁄2 may result in certain tax penalties, and may not be permissible while you are still actively employed by the Contractowner. The Participant may make additional Contract Contributions during the GAW Phase.

•

Settlement Phase: If the Participant Account Value falls to zero as a result of Covered Fund performance, the Guarantee Benefit Fee, certain other fees that are not directly associated with the GLWB or Contract (e.g., custodian fees or advisory fees), and/or GAWs, the Settlement Phase will begin. During the Settlement Phase, we make Installments at the maximum GAW for the life of the Participant (and the surviving Covered Person, if any). However, the Settlement Phase may never occur, depending on how long the Participant (and surviving Covered Person, if any) lives and the performance of the Covered Fund(s) in which the Participant invests.

THE ACCUMULATION PHASE

The Accumulation Phase starts when your GLWB benefit begins to accrue, which as discussed in the Guarantee Benefit Fee section of this Prospectus, will vary depending on the Covered Fund to which you allocate your Participant Account Value. During the Accumulation Phase you will establish your Benefit Base, which will later be used to determine the maximum amount of GAWs you may take. The Accumulation Phase ends when you elect to receive GAWs under the Contract.

Covered Fund Value

The Covered Fund Value is the value of assets allocated to a Variable Account invested in a Covered Fund. The Covered Fund Value increases or decreases in the same manner as other mutual fund value. For example, reinvested dividends, settlements, and positive Covered Fund performance (including capital gains)) will increase the Covered Fund Value. Fees and expenses associated with the Covered Fund, including the asset-based Variable Asset Charge, and negative Covered Fund performance (including capital losses) will decrease Covered Fund Value.

The Covered Fund Value will also increase each time you make additional Contract Contributions, and will decrease each time you withdraw Contract value, such as through payment of the Guarantee Benefit Fee or as a result of Distributions, Excess Withdrawals or Installments.

The Covered Fund Value is not affected by any Ratchet or Reset of the Benefit Base (described below).

Benefit Base

The Benefit Base is separate from the Covered Fund Value. It is not a cash value. Rather, it is used to calculate Installments during the GAW Phase and the Settlement Phase. The Participant’s Benefit Base and Covered Fund Value may not be equal to one another.

Each Covered Fund has its own Benefit Base. The initial Benefit Base for the Balanced Fund and for any Lifetime Fund whose target date is no more than ten years from your Election Date will be the Covered Fund Value on your Election Date. For all other Lifetime Funds, the Benefit Base will not begin to accrue until the first day of the year that is ten years before the fund’s target date, and the initial Benefit Base will equal the Covered Fund Value on that date.

If this Contract is added to an employer sponsored retirement plan with another Great-West guaranteed lifetime withdrawal benefit contract (the “Old GLWB Contract”), a Participant may be able to carry over the Benefit Base and GAW as measured under the Old GLWB Contract to this Contract. A Participant already in the Settlement Phase in the Old GLWB Contract will continue in the Settlement Phase in this Contract. You should contact your Plan Sponsor to determine whether this provision is applicable to you.

After the initial Benefit Base is established:

•	We increase the Covered Fund’s Benefit Base on a dollar-for-dollar basis each time the Participant makes a Contribution to the Covered Fund.

•	We decrease the Covered Fund’s Benefit Base on a proportionate basis each time the Participant makes an Excess Withdrawal from the Covered Fund.

•

On each Ratchet Date (described below), we will increase the Covered Fund’s Benefit Base to equal the current Covered Fund Value if the Covered Fund Value is greater than the Benefit Base (which will then reflect positive Covered Fund performance.)

A few things to keep in mind regarding the Benefit Base:

•

The Benefit Base is used only for purposes of calculating the Participant’s Installment Payments during the GAW Phase and the Settlement Phase. It has no other purpose. The Benefit Base does not provide and is not available as a cash value or settlement value.

•	It is important that you do not confuse the Benefit Base with the Covered Fund Value.

•

During the Accumulation Phase and the GAW Phase, the Benefit Base will be re-calculated each time a Contract Contribution is made on your behalf or you take an Excess Withdrawal, as well as on an annual basis as described below, which is known as the Ratchet Date.

•	The maximum Benefit Base is $5,000,000.

Subsequent Contract Contributions to Your Account

Additional Contract Contributions may be made at any time until the Settlement Phase begins. Subject to the requirements of federal tax law and the terms of the Retirement Plan, additional Contributions may be made by cash deposit, Transfers, or rollovers from certain other retirement accounts.

All additional Contract Contributions made to a Covered Fund after the initial Benefit Base is established will increase the Benefit Base dollar-for-dollar on the date the Contract Contribution is made. We do not consider the reinvestment of dividends or capital gains to be Contract Contributions, however, they will increase the Covered Fund Value.

Great-West reserves the right to refuse additional Contract Contributions at any time and for any reason. If Great-West refuses additional Contract Contributions, you will retain all other rights under the GLWB.

Ratchet Date Adjustments to the Benefit Base

During the Accumulation Phase, the Benefit Base for each Covered Fund will be evaluated and, if necessary, adjusted on an annual basis. This is known as the Ratchet Date and it occurs on the anniversary of day that the initial Benefit Base is established. With respect to the Balanced Fund and any Lifetime Fund whose target date was no more than 10 years from your Election Date, the Ratchet Date will be the anniversary of your Election Date. With respect to all other Lifetime Funds, once the GLWB benefit begins to accrue for a Lifetime Fund in which you are invested, the Ratchet Date associated with the Lifetime Fund will occur on the first day of the year. It is important to be aware that even though the Covered Fund Value may increase throughout the year due to dividends, capital gains, or settlements from the underlying Covered Fund, the Benefit Base will not similarly increase until the next Ratchet Date. Unlike Covered Fund Value, the Participant’s Benefit Base will never decrease solely due to negative Covered Fund performance.

On each Ratchet Date during the Accumulation Phase, the Benefit Base is automatically adjusted (“ratcheted”) to the greater of: (a) the current Benefit Base; or (b) the current Covered Fund Value.

Excess Withdrawals During the Accumulation Phase

During the Accumulation Phase, any withdrawals you make from the Contract will be categorized as Excess Withdrawals, including withdrawals to comply with Contribution limitations or minimum required distributions under the Code.

The Participant should carefully consider the effect of an Excess Withdrawal on both the Benefit Base and the Covered Fund Value during the Accumulation Phase, as this may affect the Participant’s future benefits under the GLWB. In the event the Participant decides to take an Excess Withdrawal, as discussed below, the Participant’s Covered Fund Value will be reduced dollar-for-dollar in the amount of the Excess Withdrawal. The Benefit Base will be reduced at the time the Excess Withdrawal is made by the ratio of the Covered Fund Value immediately after the Excess Withdrawal to the Covered Fund Value immediately before the Excess Withdrawal. Consequently, the Benefit Base could be reduced by more than the amount of the withdrawal.

Numerical Example

Covered Fund Value before the Excess Withdrawal adjustment = $50,000

Benefit Base = $100,000

Excess Withdrawal amount: $10,000

Covered Fund Value after adjustment= $50,000 – $10,000 = $40,000

Covered Fund Value adjustment = $40,000/$50,000 = 0.80

Adjusted Benefit Base = $100,000 x 0.80 = $80,000

Transfers

Transfers of Account Value between Variable Accounts that invest in Covered Funds or to other investment options available in the Plan are treated as withdrawals —which during the Accumulation Phase are all Excess Withdrawals — from the Covered Funds from which the Transfers are taken and Contributions to the Covered Funds to which the Transfers are made. With respect to any Excess Withdrawal, the amount deducted from the Benefit Base of the Covered Fund from which the Transfer is taken may be more than the addition to the Benefit Base of the Covered Fund to which theTransfer is made. In the example of the Excess Withdrawal of $10,000.00 provided above, the reduction of the Benefit Base is $20,000.00. If the $10,000.00 were transferred to another Covered Fund, the Transfer would result only in a $10,000.00 addition to the Benefit Base of the Covered Fund receiving the Transfer. A Participant who transfers Participant Account Value out of a Covered Fund is prohibited from making any Transfer into the same Covered Fund for period of at least ninety (90) calendar days.

Loans

During the Accumulation Phase and the GAW Phase, the Owner may elect to take a loan on his or her Account, if allowed by the Plan and the Code. Any amount withdrawn from the Covered Fund Value to fund the loan will be treated as an Excess Withdrawal (see “Excess Withdrawals During the Accumulation Phase” and “Effect of Excess Withdrawals During the GAW Phase”). Loan repayments to the Covered Fund(s) will increase the Benefit Base dollar-for-dollar and are invested in the Covered Fund dollar-for-dollar. If the loan reduces the Covered Fund Value to zero, then the Owner cannot make any Transfer into the same Covered Fund for at least ninety (90) calendar days after the loan, but he or she may continue to make other Contributions into the Covered Fund and establish a new Benefit Base for that Covered Fund.

Death During the Accumulation Phase

If a Participant dies during the Accumulation Phase, then the GLWB will terminate and the Participant’s Account Value will be paid to the Beneficiary in accordance with the terms of the Retirement Plan and the Code. A Beneficiary that is the spouse of the Participant may choose to become a new GLWB Participant and either:

•	maintain the deceased Participant’s current Benefit Base (or proportionate share if multiple Beneficiaries) as of the date of death; or

•	establish a new Benefit Base based on the current Covered Fund Value on the date of the deceased Participant’s death.

In either situation, the spouse Beneficiary shall become a Participant for the purpose of the GLWB and the Ratchet Date will be the date when his or her GLWB Participant Account is established.

If permitted by the Retirement Plan and the Code, a Beneficiary who is not the spouse of the Participant cannot elect to maintain the current Benefit Base, but may elect to establish a new GLWB. The Benefit Base and Election Date will be based on the current Covered Fund Value on the date his or her GLWB Participant Account is established.

To the extent that the Beneficiary becomes a GLWB Participant, he or she will be subject to all terms and conditions of the Contract and the Code. Any election made by Beneficiary pursuant to this section is irrevocable.

THE GAW PHASE

The GAW Phase begins when the Participant elects to receive GAWs under the Contract. The GAW Phase continues until the Covered Fund Value reaches zero and the Settlement Phase begins.

The GAW Phase cannot begin until all Covered Persons attain age 55 and are eligible to begin distributions under the Retirement Plan and the Code. In addition, the Participant must be fully vested in the Retirement Plan. If the Participant is still employed by the Plan Sponsor, the Code generally does not permit distributions to commence prior to age 59 1⁄2. The Retirement Plan and the Code may impose other limitations on distributions. Distributions prior to age 59 1⁄2 may be subject to a penalty tax. Installments will not begin until Great-West receives appropriate and satisfactory information verifying the age of the Covered Person(s) and that the Participant is fully vested in the Retirement Plan.

In order to initiate the GAW Phase, the Participant must submit a written Request to Great-West. At that time, the Participant must provide sufficient documentation for Great-West to determine eligibility to begin distributions under the GLWB.

Any Distributions taken before all Covered Persons under the GLWB attain age 55 will be considered Excess Withdrawals and will be deducted from the Covered Fund Value and Benefit Base, as described above.

Installments

It is important that you understand how the GAW is calculated because it will affect the benefits the Participant receives under the GLWB. After you elect to receive GAWs and we verify the age of the Covered Person(s) and that the Participant is fully vested in the Retirement Plan, we will determine the amount of the GAW.

Additional Contributions may be made at any time during the GAW Phase. All additional Contributions made after the initial Benefit Base is established will increase the Benefit Base dollar-for-dollar on the date the Contribution is made.

During the GAW Phase, the Benefit Base will receive an annual adjustment or “ratchet” just as it did during the Accumulation Phase. The Participant’s Ratchet Date will become the anniversary of Initial Installment Date for all the Covered Funds, which may be different from the anniversary of the Election Date or the first day of the year on which the Ratchet Date occurred during the Accumulation Phase.

Just like during the Accumulation Phase, the Benefit Base will be automatically adjusted on an annual basis, on the Ratchet Date, to the greater of: (a) the current Benefit Base; or (b) the current Covered Fund Value. In addition, we will recalculate your GAW each year using your current Benefit Base and Attained Age GAW% and, if beneficial, reset your GAW to the higher amount (see “Automatic Resets of the GAW% During the GAW Phase” section below). You should always keep in mind that while Installments during the GAW Phase do not reduce the Benefit Base, they will reduce your Participant Account Value on a dollar-for-dollar basis.

When you enter the GAW Phase, we will provide guidance on the maximum GAW payment that will not result in any Excess Withdrawal. But you are responsible for determining the amount of your GAW payment. You may take less than the maximum GAW payment or suspend your GAW payments after they have commenced. You may receive the missed payments by submitting a request no less than 30 calendar days before your next Ratchet Date. Any later request to receive the missed payments may result in an Excess Withdrawal.

Calculation of Installment Amount

The GAW% is based on the age of the Covered Person(s) as of the date we calculate the first Installment. If there are two Covered Persons the percentage is based on the age of the younger Covered Person.

The maximum GAW is based on a percentage of the Benefit Base pursuant to the following schedule:

Sole Covered Person	Joint Covered Person
4.0% for life at ages 55-64	3.5% for youngest joint life at ages 55-64
5.0% for life at ages 65-69	4.5% for youngest joint life at ages 65-69
6.0% for life at ages 70-79	5.5% for youngest joint life at ages 70-79
7.0% for life at ages 80+	6.5% for youngest joint life at ages 80+

The maximum GAW will then be calculated by multiplying the Benefit Base by the GAW%. The amount of the Installment equals the GAW divided by the number of payments that the Participant elects to receive each year.

Any election which affects the calculation of the maximum GAW is irrevocable. Please consider all relevant factors when making an election to begin the GAW Phase. For example, an election to begin receiving Installments based on a sole Covered Person cannot subsequently be changed to joint Covered Persons once the GAW Phase has begun. Similarly, an election to receive Installments based on joint Covered Persons cannot subsequently be changed to a sole Covered Person, nor may the beneficiary designation of a joint election be changed.

Installment Frequency Options

The Participant may elect to receive installments on the following intervals:

(a)	Annual – the GAW will be paid on the Initial Installment Date and each anniversary thereafter.

(b)	Semi-Annual – half of the GAW will be paid on the Initial Installment Date and in Installments every 6 month anniversary thereafter.

(c)	Quarterly – one quarter of the GAW will be paid on the Initial Installment Date and in Installments every 3 month anniversary thereafter.

(d)	Monthly – one-twelfth of the GAW will be paid on the Initial Installment Date and in Installments every monthly anniversary thereafter.

The Participant may Request to change the Installment Frequency Option starting on each Ratchet Date during the GAW Phase.

Suspending and Re-Commencing Installments After a Lump Sum Distribution

After a Lump Sum Distribution, you are responsible for requesting suspension of the remaining Installments that are scheduled to be paid during the year until the next Ratchet Date. If you do not suspend the remaining Installments for the year, an Excess Withdrawal may occur. After suspending Installments, you must provide Great-West with at least 30 calendar days’ notice in order to recommence Installment payments. The Ratchet Date will not change if Installments are suspended.

Automatic Resets of the GAW% During the GAW Phase

As stated above, each year we will recalculate the maximum GAW based on the Covered Fund Value as of the Ratchet Date and the GAW% for the Participant’s, or the younger joint Covered Person’s, Attained Age on the Ratchet Date, and, if the result is higher than the current maximum GAW, reset the maximum GAW. A reset will not automatically increase your Installments. You must submit a request to us to increase your Installments. But, as discussed further below, an Excess Withdrawal may result in an automatic reduction of your Installments.

If	(Attained Age GAW%) x (Covered Fund Value as of Ratchet Date) is greater than (Current GAW%) x (Current Benefit Base)

Then	(Attained Age GAW%) x (Covered Fund Value as of Ratchet Date) becomes new GAW and (Covered Fund Value) = (New Benefit Base)

Numerical Example When Reset is Beneficial:

Age at Initial Installment Date: 60

Attained Age: 70

Covered Fund Value = $120,000

Current Benefit Base = $125,000

Current GAW% before Ratchet Date: 4%

Attained Age GAW% after Ratchet Date: 6%

(Current GAW%) x (Current Benefit Base) = 4% x $125,000 = $5,000

(Attained Age GAW%) x (Covered Fund Value) = 6% x $120,000 = $7,200

So	New GAW Amount is $7,200

New Benefit Base is $120,000

New GAW% is 6%

Numerical Example When Reset is NOT Beneficial:

Age at Initial Installment Date: 60

Attained Age: 70

Covered Fund Value = $75,000

Current Benefit Base = $125,000

Current GAW % before Ratchet: 4%

Attained Age GAW% after Ratchet Date: 6%

(Current GAW %) x (Current Benefit Base) = 4% x $125,000 = $5,000

(Attained age withdrawal %) x (Covered Fund Value) = 6% x $75,000 = $4,500

So	Because $4,500 is less than current GAW of $5,000, no Reset

Effect of Excess Withdrawals During the GAW Phase

After the Initial Installment Date, a Distribution or Transfer that is greater than the GAW will be considered an Excess Withdrawal. The Benefit Base will be adjusted by the ratio of the new Covered Fund Value (after the Excess Withdrawal) to the previous Covered Fund Value (after the GAW).

If an Excess Withdrawal occurs, the GAW and current Benefit Base will be adjusted on the next Ratchet Date.

Numerical Example:

Covered Fund Value before GAW = $55,000

Benefit Base = $100,000

GAW %: 5%

GAW Amount = $100,000 x 5% = $5,000

Total annual withdrawal: $10,000

Excess Withdrawal = $10,000 – $5,000 = $5,000

Covered Fund Value after GAW = $55,000 – $5,000 = $50,000

Covered Fund Value after Excess Withdrawal = $50,000 – $5,000 = $45,000

Covered Fund Value Adjustment due to Excess Withdrawal = $45,000/$50,000 = 0.90

Adjusted Benefit Base = $100,000 x 0.90 = $90,000

Adjusted GAW Amount (assuming no Benefit Base increase on succeeding Ratchet Date) = $90,000 x 5% = $4,500

If you take an Excess Withdrawal, we will automatically reduce your Installments after your next Ratchet Date to a level that will not result in an Excess Withdrawal. We will not make any adjustments to remaining Installments prior to your next Ratchet Date. You are responsible for suspending your remaining Installments if you want to avoid any further Excess Withdrawals.

Withdrawals taken during the GAW Phase to meet required minimum distribution requirements, in the proportion of the Participant’s Account Value to the Participant’s overall balance in the Plan (and not taking into account any other retirement balances of the Participant), will be deemed to be within the contract limits for the Participant and will not be treated as Excess Withdrawals. The required minimum distribution shall not exceed the required minimum distribution amount calculated under the Code and regulations issued thereunder as in effect on the Election Date. In the event of a dispute about the proportion of the required minimum distribution amount that relates to your Participant Account Value, our determination will govern. A Participant should consult a qualified tax advisor regarding withdrawals to satisfy his or her RMD amount and other tax implications of RMD withdrawals during the Accumulation Phase of the Contract.

We are not required to warn the Participant or provide the Participant with notice regarding potentially adverse consequences that may be associated with any withdrawals or other types of transactions. The Participant is responsible for monitoring withdrawals and any changes to the Participant’s Benefit Base. The Participant’s may contact us at 1-866-317-6586 for information about the Participant’s Benefit Base.

Death During the GAW Phase

If the Participant Dies After the Initial Installment Date as a Sole Covered Person.

If the Participant dies after the Initial Installment date without a joint Covered Person, the GLWB will terminate and no further Installments will be paid. The remaining Participant Account Value shall be distributed in accordance with the Code and the terms of the Retirement Plan. If permitted by the Retirement Plan and the Code, the Participant’s Beneficiary may elect to become a new GLWB Participant in which event an initial Benefit Base shall be established and he or she will be subject to all terms and conditions of the Contract and the Code. This will be a new Election Date. Any election made by the Beneficiary is irrevocable.

If the Participant Dies After the Initial Installment Date while Joint Covered Person is Living.

Upon the Participant’s death after the Initial Installment Date, and while the joint Covered Person is still living, the joint Covered Person/Beneficiary will continue to receive GAW Installments based on the Participant’s original election until his or her death, if permitted by the Retirement Plan and the Code. Subject to required minimum distribution rules under the Code, Installments may continue to be paid to the surviving Covered Person based on the GAW% for joint Covered Persons as described above. After the joint Covered Person’s death, the GLWB will terminate, no further Installments will be paid, and any remaining Participant Account Value will be distributed in accordance with the Code, the terms of the Retirement Plan and the Contract.

Alternatively, the surviving Covered Person may elect to receive his or her portion of the Covered Fund Value on the date of death as a lump sum Distribution or can separately elect to become a new GLWB Participant and will be subject to all terms and conditions of the Certificate, the Contract and the Code. If the surviving Covered Person elects to separately become a GLWB Participant, the date of the election will be the new Ratchet Date.

Any election made by the Beneficiary is irrevocable.

THE SETTLEMENT PHASE

The Settlement Phase begins when the Covered Fund Value has reduced to zero as a result of negative Covered Fund performance, the Guarantee Benefit Fee, certain other fees that are not directly associated with the Contract (e.g., custodian fees or advisory fees), and/or GAWs, but the Benefit Base is still positive. It is also important to understand that the Settlement Phase is the first time that we use our own money to pay Installments to the Participant. During the GAW Phase, the GAWs are made from the Participant’s Account.

Installments continue for the Participant’s life under the terms of the GLWB, but the Participant will have no other rights or benefits under the Contract. The Participant may not make any additional Contribution once the Settlement Phase begins. Distributions and Transfers are not permitted during the Settlement Phase. Installments will continue in the same frequency as previously elected, and cannot be changed during the Settlement Phase.

The Participant will receive the maximum GAW Installments during the Settlement Phase. Consequently, Installments may increase if the Participant had previously been receiving less than the maximum GAW Installments . During the Settlement Phase, the Guarantee Benefit Fee will not be deducted from the Installments.

When the last Covered Person dies during the Settlement Phase, the GLWB will terminate and no Installments will be paid to the Beneficiary.

DIVORCE PROVISIONS UNDER THE GLWB

In the event of a divorce whose decree affects the GLWB, we will require written notice of the divorce in a manner acceptable to us and a copy of the applicable Qualified Domestic Relations Order (“QDRO”). A QDRO is a domestic relations order that creates or recognizes the existence of an Alternate Payee’s right to receive all or a portion of the benefits payable with respect to a Participant. A QDRO may also assign an Alternate Payee the right to receive these benefits.

Depending on which phase the GLWB is in when we receive the QDRO, the benefits of the GLWB will be altered to comply with the QDRO. The Alternate Payee under the QDRO may make certain elections during the Accumulation or GAW Phases. Any elections made by the Alternate Payee are irrevocable To the extent that an Alternate Payee becomes a Participant, he or she will be subject to all terms and conditions of the Certificate, the Contract, the Retirement Plan and the Code.

During the Accumulation Phase

Great-West will make payments to the Alternate Payee and/or establish an Account on behalf of the Alternate Payee named in a QDRO approved during the Accumulation Phase. The Alternate Payee is responsible for submitting a Request to begin Distributions in accordance with the Code.

If the Alternate Payee is the Participant’s spouse during the Accumulation Phase, he or she may elect to become a Participant, either by:

(i)	maintaining the current proportionate Benefit Base of the previous Participant; or

(ii)	establishing a new Benefit Base based on the current Covered Fund Value on the date his or her Account is established and he or she will continue as a Participant.

If the Alternate Payee elects to maintain the current Benefit Base, the Benefit Base and the Covered Fund Value will be divided between the Participant and the Alternate Payee. The Covered Fund Value will be divided pursuant to the terms of the QDRO. The Benefit Base will be divided in the same proportion as the Covered Fund Value.

In either situation, the Alternate Payee’s Election Date shall be the date the Account is established.

A non-spouse Alternate Payee cannot elect to maintain the current Benefit Base, or proportionate share, but may elect to establish a new GLWB. The Benefit Base and Election Date will be based on the current Covered Fund Value on the date his or her Account is established. Any election made by an Alternate Payee described in this section is irrevocable.

During the GAW Phase

Great-West will make payment to the Alternate Payee and/or establish an Account on behalf of the Alternate Payee named in a QDRO approved during the GAW Phase. The Alternate Payee is responsible for submitting a Request to begin Distributions in accordance with the Code.

If there is a Sole Covered Person

Pursuant to the instructions in the QDRO, the Benefit Base and GAW will be divided in the same proportion as their respective Covered Fund Values as of the effective date of the QDRO. The Participant may continue to receive the proportional GAWs after the accounts are split. If the Alternate Payee is the Participant’s spouse, he or she may elect to receive his or her portion of the Covered Fund Value as a lump sum Distribution or can separately elect to become a Participant.

If there are two Covered Persons

Pursuant to the instructions in the QDRO, the Benefit Base and GAW will be divided in the same proportion as their respective Covered Fund Values as of the effective date of the QDRO. The Participant may continue to receive the proportional GAWs after the accounts are split, based on the amounts calculated pursuant to the joint Covered Person GAW%. If there is no QDRO, a former spouse will no longer qualify as a Covered Person.

If the Alternate Payee is the Participant’s spouse, he or she may elect to receive his or her portion of the Covered Fund Value as a lump sum Distribution or can separately elect to continue proportionate GAWs in the GAW Phase based on the amounts calculated pursuant to the joint Covered Persons GAW% after the accounts are split. A new Ratchet Date will be established for the Alternate Payee on the date the Accounts are split. Within thirty (30) days of each person’s Ratchet Date, the Participant and Alternate Payee can each elect a Reset based on the person’s own Attained Age GAW% for joint Covered Persons.

In the alternative, the Alternate Payee may establish a new GLWB in the Accumulation Phase with the Benefit Base based on the current Covered Fund Value on the date his or her Account is established.

A non-spouse Alternate Payee cannot elect to maintain the current Benefit Base or GAW but may elect to establish a new GLWB. The Benefit Base and Election Date will be based on the current Covered Fund Value on the date his or her Account is established. Any election made by an Alternate Payee described in this section is irrevocable.

During the Settlement Phase

If a Request in connection with a QDRO is approved during the Settlement Phase, Great-West will divide the Installment pursuant to the terms of the QDRO. Installments will continue for the lives of each payee.

EFFECT OF ANNUITIZATION

If the Code and the Retirement Plan permit and the Participant elects to annuitize prior to the Initial Installment Date, the GLWB will terminate and the Guarantee Benefit Fee will not be refunded. If, based upon information provided by the Contractowner, the Participant is entitled to a Distribution under the applicable terms and provisions of the Retirement Plan and the Code, all of the Participant’s Account Value may be applied to an annuity payment option selected by the Participant. Thereafter, the GLWB shall terminate.

REQUESTING TRANSFERS

There is no charge for Transfers. Prior to your Annuity Commencement Date, you can Transfer all or a portion of your Participant Account Value among the Variable Accounts or to other investment options within the Plan by Request, subject to the limitations of your Contract. Please see your Contract for more information.

Your Request must specify:

•	the amounts being Transferred;

•	the Variable Accounts from which the Transfer is to be made; and

•	the Variable Accounts or other investment option that will receive the Transfer.

A Transfer will take effect on the later of the date designated in the Request or the Valuation Date when we receive the Transfer Request at our Administrative Offices. Currently, there is no limit on the number of Transfers you can make among the Variable Accounts or other investment options each calendar year. However, Great-West reserves the right to limit, upon notice, the number of Transfers you can make.

You may make Transfers by telephone or through the Internet. Great-West will use reasonable procedures in monitoring and accepting telephonic and Internet Transfer Requests designed to ensure that those Requests are genuine, such as requiring certain identifying information, tape recording telephone instructions, and providing written confirmation of a transaction. Great-West will not be liable for losses resulting from telephone or Internet Requests reasonably believed to be genuine.

We reserve the right to suspend telephone or Internet transaction privileges at any time, for some or all Contracts, at our discretion, to require that each Transfer Request be made by a separate communication to us or that that each Transfer Request be submitted in writing and signed by you. Transfer Requests by fax will not be accepted. We also reserve the right without prior notice to modify, restrict, suspend or eliminate the Transfer privileges at any time or to impose other restrictions, including, without limitation, that a minimum amount be transferred or that the full Variable Account Value be transferred if less than a minimum amount would remain in the Variable Account. Transfers among the Variable Accounts may also be subject to terms and conditions imposed by the Covered Funds. Moving large amounts of money may also cause a substantial increase in Covered Fund transaction costs which you must bear.

MARKET TIMING AND EXCESSIVE TRADING

The Contracts are intended for long-term investment and not for the purpose of market timing or excessive trading activity. Market timing activity may dilute the interests of Participants in the underlying Covered Funds. Market timing generally involves frequent or unusually large Transfers that are intended to take advantage of short-term fluctuations in the value of a Covered Fund’s portfolio securities and the reflection of that change in the Covered Fund’s share price. In addition, frequent or unusually large Transfers may harm performance by increasing Covered Fund expenses. For example, excessive trading may force the Covered Funds more frequently to trade shares of the underlying funds in which they invest, which would increase the Covered Fund’s acquired fund fees and expenses.

We maintain procedures designed to prevent or minimize market timing and excessive trading (collectively, “prohibited trading”) by Participants. As part of those procedures, the Covered Funds have instructed us to perform standardized trade monitoring and request reports of the Participant’s trading activity if prohibited trading is suspected. If a Participant’s trading activity is determined to constitute prohibited trading, as defined by the applicable Covered Fund, Great-West will notify the Participant that a trading restriction will be implemented if the Participant does not cease the prohibited trading.

If an Covered Fund determines, or we determine based on the applicable Covered Fund’s definition of prohibited trading, that the Participant continues to engage in prohibited trading, we will restrict the Participant from making Transfers into the identified Covered Fund(s) for the period of time specified by the Covered Fund(s). Restricted Participants will be permitted to make Transfers out of the identified Covered Fund(s) to other available Covered Fund(s). When the Covered Fund’s restriction period has been met, the Participant will automatically be allowed to resume Transfers into the identified Covered Fund(s).

Additionally, if prohibited trading persists, the Covered Fund may, pursuant to its prospectus and policies and procedures, reject all trades initiated by the Plan, including those trades of individuals who are not engaging in prohibited trading. Inherently subjective judgments will be involved if an Covered Fund decides to reject all trades initiated by a Plan. The discretionary nature of our procedures creates a risk that we may treat some Plans or some Participants differently than others.

We endeavor to ensure that our procedures are uniformly and consistently applied to all Participants, and we do not exempt any persons from these procedures. In addition, we do not enter into agreements with Participants whereby we permit prohibited trading. A Plan sponsor may elect to implement Plan level restrictions to prevent or minimize prohibited trading by Participants.

The Covered Funds may have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares. The prospectuses for the Covered Funds should describe any policies and procedures relating to restricting prohibited trading. The frequent trading policies and procedures of an Covered Fund may be different, and more or less restrictive, than the frequent trading policies and procedures of other Covered Funds and the policies and procedures we have adopted to discourage prohibited trading. For example, an Covered Fund may impose a redemption fee. Participants should also be aware that we are legally obligated to provide (at the Covered Funds’ request) information about each amount you cause to be deposited into an Covered Fund (including by way of premium payments and Transfers under your Contract) or removed from the Covered Fund (including by way of withdrawals and Transfers under your Contract). If a Covered Fund identifies you as having violated the Covered Fund’s frequent trading policies and procedures, we are obligated, if the Covered Fund requests, to restrict or prohibit any further deposits or exchanges by you in respect to that Covered Fund. Under rules adopted by the SEC we are required to: (1) enter into a written agreement with each Covered Fund or its principal underwriter that will obligate us to provide to the Covered Fund promptly upon request certain information about the trading activity of individual Participants, and (2) execute instructions from the Covered Fund to restrict or prohibit further purchases or Transfers by specific Participants who violate the frequent trading policies established by the Covered Fund. Accordingly, if you do not comply with any Covered Fund’s frequent trading policies and procedures, you may be prohibited from directing any additional amounts into that Covered Fund or directing any Transfers or other exchanges involving that Covered Fund. You should review and comply with each Covered Fund’s frequent trading policies and procedures, which are disclosed in the Covered Funds’ current prospectuses.

We may revise our market timing and excessive trading policy and related procedures at our sole discretion, at any time and without prior notice, as we deem necessary or appropriate to comply with state or federal regulatory requirements or to impose additional or alternative restrictions on Participants engaging in prohibited trading. In addition, our orders to purchase shares of the Covered Funds are generally subject to acceptance by the Covered Fund, and in some cases an Covered Fund may reject or reverse our purchase order. Therefore, we reserve the right to reject any Participant’s Transfer Request if our order to purchase shares of the Covered Fund is not accepted by, or is reversed by, an applicable Covered Fund.

Please note that other insurance companies and retirement plans may also invest in the Covered Funds and that those companies or plans may or may not have their own policies and procedures on frequent Transfers. The purchase and redemption orders received by the Covered Funds generally are “omnibus” orders from intermediaries such as retirement plans or separate accounts funding variable insurance contracts. Omnibus orders reflect the aggregation and netting of multiple orders from individual retirement plan participants and/or individual owners of variable insurance contracts. The nature of such orders may limit the Covered Funds’ ability to apply their respective frequent trading policies and procedures. As a result, there is a risk that the Covered Funds may not be able to detect potential prohibited trading activities in the omnibus orders they receive. We cannot guarantee that the Covered Funds will not be harmed by Transfer activity relating to the retirement plans and/or other insurance companies that invest in the Covered Funds. If the policies and procedures of other insurance companies or retirement plans fail to successfully discourage frequent Transfer activity, it may affect the value of your investments in the Covered Funds.

CHARGES AND DEDUCTIONS

Variable Asset Charge

A Variable Asset Charge at an annualized rate of up to 1.50% of average Variable Account Value may apply to the Contract. The Variable Asset Charge compensates Great-West for the expense risk it assumes in administering and servicing the Contract and the Separate Account. The Variable Asset Charge is collected through the calculation of the Net Investment Factor described in Appendix A.

If the risk of adverse expense experience associated with a Contract is reduced, we may reduce the Variable Asset Charge. We will determine whether such a reduction is available based on the following factors:

Size of the prospective group;

Projected annual contributions for all Participants in the group;

Frequency of projected Distributions;

Type and frequency of administrative and sales services provided; and

Level of any applicable administrative charge.

We will notify a prospective purchaser of its eligibility for a reduction of the Variable Asset Charge prior to accepting an application to purchase the Contract.

We may assess the Variable Asset Charge up to the maximum rate stated in this Prospectus. Any increase in the rate of the Variable Asset Charge up to the maximum rate may apply either to all Contributions made under the Contract or only to Contributions made after the increase, as we designate.

If the Variable Asset Charge is not sufficient to cover actual costs and risks assumed, the loss will fall on us. If the charge is greater than our actual costs and risks assumed, it will result in a profit to us, which we can use for any legitimate business purpose.

Guarantee Benefit Fee

The Contract imposes a Guarantee Benefit Fee at an annualized rate of up to 1.50% of Covered Fund Value. The Guarantee Benefit Fee compensates Great-West for the guarantees provided by the GLWB. It is calculated as a specified percentage of the Covered Fund Value (up to $5 million) and is deducted monthly from your Participant Account Value by redeeming Accumulation Units in the Variable Accounts. The fee may vary from .70% to 1.50% of Covered Fund Value depending on our assessment of a number of factors, including interest rates, volatility, investment returns, mortality and lapse rates. Currently, the fee is .90% of Covered Fund Value.

If the risks and expenses associated with the GLWB are reduced, we may reduce the Guarantee Benefit Fee. We will determine whether such a reduction is available based on the same factors that we use to determine whether a reduction is available in the Variable Asset Charge. We will notify a prospective purchaser of its eligibility for a reduction of the Guarantee Benefit Fee prior to accepting an application to purchase the Contract.

We may assess the Guarantee Benefit Fee up to the maximum rate stated in this Prospectus. Any increase in the rate of the Guarantee Benefit Fee up to the maximum rate may apply either to all Contributions made under the Contract or only to Contributions made after the increase, as we designate.

Premium Tax Deductions

Some states or other governmental entities charge premium taxes or similar taxes. Great-West is responsible for the payment of any such taxes and reserves the right to deduct the Premium Tax from Participant Account Values when the tax is due. We will give notice to all Participants prior to the imposition of any such deductions from the Participant Account Values. The applicable Premium Tax rates that states and other governmental entities impose currently range from 0% to 3.5% and are subject to change by the respective state legislatures, by administrative interpretations, or by judicial act. Such Premium Taxes will depend, among other things, on the state of residence of a Participant, the insurance tax laws, and the status of Great-West in these states when the Premium Taxes are incurred.

Other Taxes

Under present laws, we will incur state or local taxes (in addition to the Premium Tax described above) in several states. No charges are currently deducted for taxes other than the Premium Tax. However, we reserve the right to deduct charges in the future for federal, state, and local taxes or the economic burden resulting from the application of any tax laws that we determine to be attributable to the Contract.

Expenses of the Covered Funds

The net asset value of the Covered Funds reflects the deduction of the Covered Funds’ fees and deductions, which are described in the prospectus for the respective Covered Fund. You bear these costs indirectly when you allocate to a Variable Account. In addition, one or more of the Covered Funds may impose special transaction fees, such as redemption fees, based on Participant activity. If a Covered Fund imposes such a fee, that fee will be deducted from the Participant Account Value.

Amounts Remitted to the Plan

Great-West may remit to the Plan for the benefit of Plan participants a portion of the compensation it receives under the Contract for providing administrative services based on the amount of assets in the Covered Funds.

ANNUITY PAYMENT OPTIONS

You may elect an Annuity Commencement Date and the form of annuity payments at any time during the Accumulation Period. If the Payee is entitled to a distribution under the applicable terms and provisions of the Plan and the Code sections governing the Plan as determined by the Contractowner, all or a portion of a Participant Account may be applied to an annuity payment option selected by the Payee. To avoid the imposition of an excise tax, the Annuity Commencement Date elected generally must not be later than April l of the calendar year following the later of either the calendar year in which you attain age 70 1⁄2 or he calendar year in which the Participant retires or such other date as may be prescribed by the Code. You are responsible for filing the necessary Request with Great-West.

You can choose from the annuity payment options described below, and to the extent available under the Plan, any other annuity payment options which Great-West may choose to make available in the future. Annuity payment options are available on a variable basis. The amount to be applied to an annuity payment option is: (i) the Participant Account Value; less (ii) Premium Tax, if any, as of the Annuity Commencement Date; less (iii) any fees described in your Contract.

We will determine the first payment by applying the appropriate rate to your Participant Account Value as described above. The rate applied will reflect an assumed investment return (AIR) of 2.5%. We determine the number of Annuity Units paid for each Variable Account by dividing the amount of the first payment by its Annuity Unit value on the first Valuation Date preceding the Annuity Commencement Date. The number of Annuity Units used to calculate each annuity payment for the Variable Account remains fixed during the Annuity Payout Period. Subsequent payments will depend on the performance of the Variable Account. You payments will increase over time, if the Variable Account earns more than the 2.5% AIR. Conversely, you payments will decrease if the Variable Account earns less than the 2.5% AIR. We determine the amount of each subsequent payment by comparing the actual performance of the Variable Account to the AIR. Additional information about the calculation of subsequent payments is provided in the SAI.

You may make Transfers among the Variable Accounts after annuity payments have begun. Transfers are effected by converting the number of Annuity Units being transferred to the number of Annuity Units in the Variable Account to which the Transfer is made. Thereafter, annuity payments will reflect the performance of the Variable Account to which the transfer was made.

Option 1 – Life Only Annuity

Under a Life Only Annuity, the Payee will receive payments beginning on the Annuity Commencement Date and ending with the last payment owed before the Annuitant’s death. It would be possible under this option for the Payee to receive only one annuity payment if the Payee died before the second annuity payment.

Option 2 – Joint & Survivor Annuity

Under a Joint & Survivor Annuity, the Payee will receive a life only annuity with payments beginning on the Annuity Commencement Date. If the Payee dies on or after the Annuity Commencement Date and is survived by the joint Payee, in accordance with the Payee’s election and the terms of the Code and the Plan, a percentage of the Payee’s annuity payment will become payable to the join Payee in form of a Life Only Annuity. If the Payee dies after the Annuity Commencement Date and is not survived by the join Payee, annuity payments will end with the last payment owed before the Payee’s death. The selection of the joint Payee is irrevocable. It would be possible under this option for the Payee and the joint Payee to receive only one annuity payment if both persons died prior to the date the second annuity payment.

Other annuity payment options permitted under the Plan and acceptable to Great-West may be offered. Please contact your employer or the Contractowner, as the case may be, or your GWFS representative to determine the annuity payment options available under your Contract.

TAXATION OF CONTRACT AND THE GLWB

The following is a general discussion based on our interpretation of current United States federal income tax laws. This discussion does not address all possible circumstances that may be relevant to the tax treatment of a particular Participant. In general, this discussion does not address the tax treatment of transactions involving investment assets held in your Account except insofar as they may be affected by the holding of a GLWB. Further, it does not address the consequences, if any, of holding a GLWB under applicable federal estate tax laws or state and local income and inheritance tax laws. You should also be aware that the tax laws may change, possibly with retroactive effect. Prospective Contract Owners and GLWB Participants should consult their own tax advisors regarding the potential tax implications of purchasing a Contract or GLWB in light of their particular circumstances.

In General

The proper characterization of the Contract and consequences for federal income tax purposes have not been directly addressed in any cases, administrative rulings or other published authorities. We can give no assurances that the Internal Revenue Service (“IRS”) will agree with our interpretations regarding the proper tax treatment of a Contract or GLWB or the effect (if any) of the purchase of a Contract or GLWB on the tax treatment of any transactions in your Account, or that a court will agree with our interpretations if the IRS challenges them. You should consult a tax advisor before purchasing a Contract or GLWB.

The following discussion generally applies to Contracts and GLWBs treated as annuity contracts maintained as part of a plan qualified under Section 403(b) of the Code.

Section 403(b) Contracts

Section 403(b) of the Code allow employees of certain Section 501(c)(3) organizations and public schools to exclude from their gross income the premium payments made, within certain limits, on a contract that will provide an annuity for the employee’s retirement. These premium payments may be subject to FICA (social security) tax. Distributions of (1) salary reduction contributions made in years beginning after December 31, 1988; (2) earnings on those contributions; and (3) earnings on amounts held as of the last year beginning before January 1, 1989, are not allowed prior to age 59 1⁄2, severance from employment, death or disability. Salary reduction contributions (but not earnings) may also be distributed upon hardship, but would generally be subject to penalties.

We generally are required to confirm, with the Plan Sponsor or otherwise, that surrenders or transfers requested by Participants comply with applicable tax requirements and to decline requests that are not in compliance. We will defer such payments requested by Participants until all information required under the tax law has been received. By requesting a surrender or transfer, a Participant consents to the sharing of confidential information about the Participant, the Contract and Certificate, and transactions under the Contract, the GLWB and any other 403(b) contracts or accounts the Participant has under the Plan among us, the employer or Plan Sponsor, any Plan administrator or recordkeeper, and other product providers.

Numerous changes have been made to the income tax rules governing Section 403(b) contracts as a result of legislation enacted during the past several years, including rules with respect to: maximum contributions, required distributions, penalty taxes on early or insufficient distributions, and income tax withholding on distributions. The following is a general description of Section 403(b) Contracts.

Tax on Distributions. In the case of distributions from a Section 403(b) contract, including payments to a Participant from a GLWB, a ratable portion of the amount received is taxable, generally based on the ratio of the Participant’s cost basis (if any) to the Participant’s total accrued benefit under the Plan. Section 72(t) of the Code imposes a 10% penalty tax on the taxable portion of any distribution from Section 403(b) contract. To the extent amounts are not includable in gross income because they have been properly rolled over to an IRA or to another eligible retirement plan, no tax penalty will be imposed. The tax penalty also will not apply to: (a) distributions made on or after the date on which the Participant reaches age 59 1⁄2; (b) distributions following the Participant’s death or disability (for this purpose disability is as defined in Section 72(m)(7) of the Code); (c) distributions that are part of substantially equal periodic payments made not less frequently than annually for the Participant’s life (or life expectancy) or the joint lives (or joint life expectancies) of the Participant and a designated beneficiary; and

(d) certain other distributions specified in the Code.

Generally, distributions from a Section 403(b) contract must commence no later than April 1 of the calendar year following the year in which the individual attains age 70 1⁄2 or, if later, retires from employment with the Section 403(b) plan sponsor. Required distributions must be over a period not exceeding the life expectancy of the individual or the joint lives or life expectancies of the individual and his or her designated beneficiary. Distribution requirements also apply to Section 403(b) contracts upon the death of the individual. If the required minimum distributions are not made, a 50% penalty tax is imposed as to the amount not distributed.

Distributions from Section 403(b) contracts generally are subject to withholding for the individual’s federal income tax liability, subject to the individual’s election not to have tax withheld. The withholding rate varies according to the type of distribution and the individual’s tax status. “Eligible rollover distributions” from Section 403(b) contracts and certain other retirement plans are subject to a mandatory federal Income tax withholding of 20%. An eligible rollover distribution is any distribution to an employee (or employee’ spouse or former spouse as beneficiary or alternate payee) from such a plan, except certain distributions such as distributions required by the Code, distributions in a specified annuity form, or hardship distributions. The 20% withholding does not apply, however, to nontaxable distributions or if (i) the employee (or employee’s spouse or former spouse as beneficiary or alternate payee) chooses a “direct rollover” from the plan to a tax qualified plan, IRA, Roth IRA or Section 403(b) contract or to a governmental 457 plan that agrees to separately account for rollover contributions; or (ii) non-spouse beneficiary chooses a “direct rollover” from the plan to an IRA established by the direct rollover.

The Certificate provides that upon your death, a surviving spouse may have certain rights that he or she may elect to exercise for the Certificate’s death benefit and any joint-life coverage under the GLWB. All Contract provisions relating to spousal continuation are available only to a person who meets the definition of “spouse” under federal law. The U.S. Supreme Court has held Section 3 of the federal Defense of Marriage Act (which purportedly did not recognize same-sex marriages, even those which are permitted under individual state laws) to be unconstitutional. Therefore, same-sex marriages recognized under state law will be recognized for federal law purposes. The Department of Treasury and the Internal Revenue Service have recently determined that for federal tax purposes, same-sex spouses will be determined based on the law of the state in which the marriage was celebrated irrespective of the law of the state in which the person resides. However, some uncertainty remains regarding the treatment of same-sex spouses. Consult a tax adviser for more information on this subject.

GLWB Provisions. The following should be considered in connection with investing in the Contract and the GLWB Benefit:

•

We are not responsible for determining whether a GLWB complies with the terms and conditions of, or applicable law governing, the Plan. You are responsible for making that determination. Similarly, we are not responsible for administering any applicable tax or other legal requirements applicable to the Plan. The Plan Sponsor, the Participant or a service provider for the Plan is responsible for determining that distributions, beneficiary designations, investment restrictions, charges and other transactions under a GLWB are consistent with the terms and conditions of the Plan and applicable law.

•	If the Participant’s spouse is a joint Covered Person, that spouse must be the Participant’s designated sole beneficiary under the Plan.

•

The Participant’s Account is subject to required minimum distribution rules. Withdrawals during the GAW Phase from the Covered Fund Value taken to meet required minimum distribution requirements, in the proportion of the Participant’s Covered Fund Value to the overall Account balance (and not taking into account any retirement plan balances of the Participant), will be deemed to be within the contract limits for the GLWB and will not be treated as Excess Withdrawals. The required minimum distribution shall not exceed the required minimum distribution amount calculated under the Code and regulations issued thereunder as in effect on the Election Date. In the event of a dispute about the required minimum distribution amount, our determination will govern. In some circumstances, compliance with the minimum distribution rules may affect the amount and timing of Installments pursuant to the GLWB.

•	The Plan can be terminated, or the availability of the GLWB under the Plan otherwise discontinued by persons other than the Participant.

Spousal Consent Requirements for Certain Distributions from Plans Governed by ERISA. If your Retirement Plan is covered by ERISA, written spousal consent may be required before you can receive distributions in a form other than a “Qualified Joint and Survivor Annuity”. In addition, your spouse may have rights to a “Qualified Preretirement Survivor Annuity” upon your death. These rules and their exceptions are complex and there is no definitive guidance on their application to GLWB benefits. If these rules are determined to apply to the GLWB benefits, written spousal consent may be required before you can begin receiving or continue to receive GAW payments. The application of these rules can also lead to unexpected consequences if spousal consent is not received. Potential Contractowners should consult a tax or legal advisor before purchasing a Contract if the Retirement Plan is subject to ERISA.

Annuity purchases by nonresident aliens and foreign corporations. The discussion above provides general information regarding U.S. federal income tax consequences to annuity purchasers that are U.S. citizens or residents. Purchasers that are not U.S. citizens or residents will generally be subject to U.S. federal withholding tax on taxable distributions from annuity contracts at a 30% rate, unless a lower treaty rate applies. In addition, such purchasers may be subject to state and/or municipal taxes and taxes that may be imposed by the purchaser’s country of citizenship or residence. Additional withholding may occur with respect to entity purchasers (including foreign corporations, partnerships, and trusts) that are not U.S. residents. Prospective purchasers are advised to consult with a qualified tax adviser regarding U.S., state, and foreign taxation with respect to an annuity contract purchase.

Seek Tax Advice. The above description of federal income tax consequences of Section 403(b) contracts is only a brief summary meant to alert you to the issues and is not intended as tax advice. Anything less than full compliance with the applicable rules, all of which are subject to change, may have adverse tax consequences. Any person considering the purchase of a Contract should first consult a qualified tax advisor.

CONTRACT TERMINATION

Either Great-West or the Plan Sponsor may terminate the Contract upon written Request to the other party. The terminating party must provide the other party with advance written notice, in accordance with the terms of the Contract that the Contract will terminate on a specific date in the future (“Contract Termination Date”).

If Great-West terminates the Contract: After the Contract Termination Date: (a) no further Contributions will be made to the Annuity Contract; and (b) no new Participant Accounts will be established. After the Contract Termination Date, Great-West will continue to administer all Participant Accounts in accordance with the provisions of the Contract until the Annuity Commencement Date, or as described below.

If the Plan Sponsor terminates the Contract: All benefits, rights and privileges provided by the Contract shall terminate, including the GLWB, except those benefits and rights conferred on Participants in the Settlement Phase at the time the Contract is terminated. Participants who are not eligible to receive Distributions under the Plan or who are eligible to receive Distributions, but do not take a Distribution and rollover the Covered Fund Value to an IRA that offers a Great-West approved GLWB feature before the Contract Termination Date, shall have their Benefit Base and Covered Fund Value reduced to zero.

If the Plan Sponsor directs Great-West in a Request to pay the Participant Accounts, Great-West will pay the Variable Accounts to the designee of the Plan or to the Plan Sponsor within 7 calendar days after the later of the Contract Termination Date or the date the Plan Sponsor instructs Great-West to Transfer assets out of the Contract.

If the Plan Sponsor terminates its Plan (“Plan Termination”) with assets invested in the Contract, the Plan Sponsor will provide Great-West written notice of Plan Termination, and confirm that all final Contributions have been remitted to Great-West. In addition, the Plan Sponsor must provide any information or instructions Great-West may reasonably require.

The Plan Sponsor acknowledges that the amount distributed from the Contract upon Plan Termination will be equal to the balance of each Participant Account as reflected in Great-West’s records on the date of distribution, less any outstanding charges or fees, income tax withholding, Premium Taxes or other fees applicable under the terms of the Contract. The Contract will terminate once all Plan assets have been distributed.

A Participant who is eligible to receive Distributions under the Retirement Plan may elect a direct rollover of the Covered Fund Value to an IRA that offers a Great-West approved GLWB feature, if available. In this situation, the Benefit Base and GAW, if applicable, will be retained as of the date of Distribution from the Covered Fund(s) and will apply to the new GLWB feature.

If the Participant does not elect or is not eligible to receive a Distribution, the Participant Account Value will be liquidated and invested pursuant to the terms of the Retirement Plan. The liquidation will cause the Benefit Base and the Covered Fund Value to be reduced to zero and all benefits provided by the Contract and the GLWB to terminate.

VOTING RIGHTS

To the extent required by applicable law, Great-West will vote all Covered Fund shares held in the Separate Account at regular and special shareholder meetings of the respective Covered Funds in accordance with instructions received from persons having voting interests in the corresponding Variable Account. If the 1940 Act or any regulation is amended, or if the present interpretation thereof changes, or if Great-West determines that we are allowed to vote all Covered Fund shares in our own right, we may elect to do so.

Before the Annuity Commencement Date, the Participant under a 403(b) Plan or the Contractowner under all other Plans has the voting interest.

The number of votes that are available will be calculated separately for each Variable Account. That number will be determined by applying the Participant’s percentage interest, if any, in a particular Variable Account to the total number of votes attributable to that Variable Account. The Participant or Contractowner, as applicable, hold a voting interest in each Variable Account to which a Participant’s Variable Account Value is allocated. Voting instructions will be solicited by written communication prior to such meeting in accordance with procedures established by the respective Covered Funds.

Shares for which we do not receive timely instructions and shares we hold as to which Participants and Contractowners have no beneficial interest will be voted in proportion to the voting instructions which are received with respect to all Contracts participating in the Variable Account. Therefore, because of proportional voting, a small number of Participants or Contractowners may control the outcome of a vote. Voting instructions to abstain on any item to be voted upon will be applied on a pro rata basis to reduce the votes eligible to be cast.

PAYMENT OF WITHDRAWAL PROCEEDS

We usually pay the amounts of any surrender, cash withdrawal or settlement options within seven calendar days after we receive all applicable written notices and/or due proofs of death (in Good Order) at our Mailing Address. However, we can postpone such payments if any of the following occurs:

The NYSE is closed, other than customary weekend and holiday closing, or trading on the NYSE is restricted as determined by the SEC.

The SEC permits, by an order, the postponement for the protection of policyowners.

The SEC determines that an emergency exists that would make the disposal of securities held in the Separate Account or the determination of their value not reasonably practicable.

When mandated under applicable law.

DISTRIBUTION OF THE CONTRACTS

GWFS is the principal underwriter and the distributor of the Contracts, and is a wholly-owned indirect subsidiary of Great-West. GWFS is registered with the SEC as a broker-dealer and is a member of the Financial Industry Regulatory Authority (“FINRA”). Its principal offices are located at 8515 East Orchard Road, Greenwood Village, Colorado 80111, telephone (800) 701-8255.

The maximum commission as a percentage of the Contributions made under a Contract payable to GWFS agents, independent registered insurance brokers and other registered broker-dealers is 8.0%. The Company also may pay a marketing allowance or allow other promotional incentives or payments to eligible broker/dealers in the form of cash or other compensation, as mutually agreed upon by the Company and eligible broker/dealers, to the extent permitted by FINRA rules and other applicable laws and regulations.

Compensation paid to GWFS agents, independent registered insurance brokers and other broker-dealers is not paid directly by Contractowners or the Separate Account. Great-West and its affiliates intend to fund this compensation through fees and charges imposed under the Contract, and from profits on payments received by Great-West and its affiliates for providing administrative, marketing, and other support and services to the Covered Funds. Great-West and its affiliates pay a portion of the compensation received from Covered Funds to GWFS agents, independent registered insurance brokers and other broker-dealers for distribution services.

In addition to the direct cash compensation described above for sales of the Contacts, Great-West and/or its affiliates may also pay GWFS agents additional cash and non-cash incentives to promote the sale of the Contract and other products distributed by GWFS, including the Covered Funds under the Contract. Great-West and/or its affiliates may sponsor various contests and promotions subject to applicable FINRA regulations in which GWFS agents may receive prizes such as travel awards, merchandise and cash. Subject to applicable FINRA regulations, Great-West and/or its affiliates may also pay for travel expenses, meals, lodging and entertainment of salespersons in connection with educational and sales promotional programs and sponsor speakers, educational seminars and charitable events.

Cash incentive payments may vary depending on the arrangement in place at any particular time. Cash incentives payable to GWFS agents may be based on certain performance measurements, including a percentage of the net amount invested in certain Covered Funds through the Contract. These additional payments could be viewed as creating conflicts of interest. In some cases, the payment of incentive-based compensation may create a financial incentive for a GWFS agent to recommend or sell the Contract instead of other products, or recommend certain Covered Funds under the Contract over other Covered Funds, which may not necessarily be to your benefit.

You should ask your GWFS agent, independent registered insurance broker or other broker-dealer representative for further information about compensation he or she may receive in connection with your purchase of a Contract.

RIGHTS RESERVED BY GREAT-WEST

We reserve the right to make certain changes to the structure and operation of the Separate Account if, in our judgment, they would best serve the interests of Contractowners or Participants, or would be appropriate in carrying out the purposes of the Contracts. Any changes will be made only to the extent and in the manner permitted by applicable laws. When required by law, Great-West will obtain the applicable Participant’s or Contractowner’s approval of the changes, as well as any required approval from any appropriate regulatory authority. Great-West will provide notice of these changes to the Contractowner / Participant at the Contractowner’s / Participant’s last known address on file with Great-West.

We may offer new or cease offering existing Covered Funds, or make other changes to the investment options as we deem necessary and subject to the approval of the state insurance department. If Great-West informs you that we are discontinuing a Variable Account to which you are allocating money, we will ask that you promptly submit alternative allocation instructions. If Great-West does not receive your changed allocation instructions, we may return all affected Contributions or allocate those Contributions as indicated in the written notice provided to you. Contributions and Transfers you make to a discontinued Variable Account before the effective date of the notice may be kept in the discontinued Variable Account.

UNCLAIMED AND ABANDONED PROPERTY

Every state has unclaimed property laws that generally provide for escheatment to the state of unclaimed property (including proceeds of annuity, life and other insurance policies) under various circumstances. In addition to the state unclaimed property laws, we may be required to escheat property pursuant to regulatory demand, finding, agreement or settlement. To help prevent such escheatment, it is important that you keep your contact and other information on file with us up to date, including the names, contact information and identifying information for Covered Persons, beneficiaries, and other payees, and annuitants. Such updates should be communicated in a form and manner satisfactory to us.

CYBER SECURITY

Our variable product business is highly dependent upon the effective operation of our computer systems and those of our business partners, so that our business is potentially susceptible to operational and information security risks resulting from a cyber-attack. These risks include, among other things, the theft, misuse, corruption and destruction of data maintained online or digitally, denial of service attacks on websites and other operational disruption and unauthorized release of confidential customer information. Cyber-attacks affecting us, the Covered Funds, intermediaries and other affiliated or third-party service provides may adversely affect us and your Contract Value. For instance, cyber-attacks may interfere with our processing of Contract transactions, including the processing of orders from our website or with the Covered Funds, impact our ability to calculate AUVs, cause the release and possible destruction of confidential customer or business information, impede order processing, subject us and/or our service providers and intermediaries to regulatory fines and financial losses and/or cause reputational damage. Cyber security risks may also impact the issuers of securities in which the Covered Funds invest, which may cause the funds underlying your Contract to lose value. There can be no assurance that we or the Covered Funds or our service providers will avoid losses affecting your Contract due to cyber-attacks or information security breaches in the future.

LEGAL PROCEEDINGS

We, like other life insurance companies, are subject to regulatory and legal proceedings, including class action lawsuits, in the ordinary course of our business. Such legal and regulatory matters include proceedings specific to us and other proceedings generally applicable to business practices in the industry in which we operate. In some lawsuits and regulatory proceedings involving other insurers, substantial damages have been sought and/or material settlement payments have been made. Although the outcome of any litigation or regulatory proceeding cannot be predicted with certainty, at the present time, we believe that there are no pending or threatened proceedings or lawsuits that are reasonably likely to have a material adverse impact on the Separate Account, on the ability of GWFS to perform under its principal underwriting agreement, or on our ability to meet our obligations under the Contract or the Certificates issued by Great-West pursuant to the Contract.

AVAILABLE INFORMATION

We have filed a Registration Statement (“Registration Statement”) with the SEC under the 1933 Act relating to the Contracts offered by this Prospectus. This Prospectus has been filed as a part of the Registration Statement and does not contain all of the information set forth in the Registration Statement and exhibits thereto. Please consult the Registration Statement and exhibits for further information relating to Great-West and the Contracts. Statements contained in this Prospectus, regarding the content of the Contracts and other legal instruments, are summaries. For a complete statement of the terms thereof, please consult the instruments as filed as exhibits to the Registration Statement.

STATEMENT OF ADDITIONAL INFORMATION TABLE OF CONTENTS

General Information

Great-West Life and Annuity Insurance Company and Variable Annuity-8 Series Account

Calculation of Annuity Payments

Legal Matters

Services

Withholding

Financial Statements

For a free copy of the SAI complete the form below

Statement of Additional Information Request Card

[SecureFoundation VA]

Please send me a free copy of the current Statement of Additional Information for [Separate Account] / [SecureFoundation VA]

(Please Print)

Name:

Address:

City:                                                     State:                                         Zip

Mail to: Great-West Life & Annuity Insurance Company of New York, 8515 E. Orchard Road, Greenwood Village, CO 80111.

Appendix A – Calculation of the Net Investment Factor

The Net Investment Factor for each Variable Account for any Valuation Period is determined by dividing (a) by (b), and subtracting (c) from the result where:

(a)	is the net result of:

(i)	the net asset value per share of the Covered Fund determined as of the end of the current Valuation Period; plus
(ii)	the per share amount of any dividend (and, if applicable, capital gains distribution) made by the Covered Fund if the “ex-dividend date occurs during the current Valuation Period; minus or plus
(iii)	a per unit charge or credit for any taxes incurred by or provided for in the Variable Account, which is determined by Great-West to have resulted from the investment operations of the Variable Account; and

(b)	is the net asset value per share of the Covered Fund determined as of the end of the immediately preceding Valuation Period; and

(c)

is an amount representing the Variable Asset Charge deducted from each Variable Account on a daily basis. Such amount is equal to will vary, depending upon the Group Contractowner’s Schedule of Terms and Fees.

The net Investment Factor may be greater than, less than or equal to one. Therefore, the Accumulation Unit value may increase, decrease, or remain unchanged.

The net asset value per share referred to in paragraphs (a)(i) and (b) above, reflect the investment performance of the Covered Fund as well as the payment of Covered Fund fees and expenses.

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A registration statement relating to these securities has been filed with the Securities and Exchange Commission (“SEC”), but has not yet become effective. The information in this Statement of Additional Information is not complete and may be amended. We may not sell these securities, nor may we accept offers to buy these securities, until the registration statement filed with the SEC is effective. This Statement of Additional Information is not an offer to sell, nor is it seeking an offer to buy, these securities in any state that does not permit the offer or sale.

VARIABLE ANNUITY-8-SERIES ACCOUNT

Group Flexible Premium Deferred Variable Annuity Contract

issued by

Great-West Life & Annuity Insurance Company of New York

50 Main Street

White Plains, NY 10606

Telephone: (800) 537-2033

STATEMENT OF ADDITIONAL INFORMATION

This Statement of Additional Information is not a prospectus and should be read in conjunction with the Prospectus, dated [Month/ Day/ Year], which is available without charge by contacting the Retirement Resource Operations Center, P.O. Box 173920, Denver, Colorado 80217-3921 or at 1-877-723-8723.

The date of this Statement of Additional Information is

[Month/ Day/ Year]

GENERAL INFORMATION

In order to supplement the description in the Prospectus, the following provides additional information about the Contracts and other matters which may be of interest to you. Terms used in this Statement of Additional Information have the same meanings as are defined in the Prospectus under the heading “Definitions.”

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY OF NEW YORK

AND VARIABLE ANNUITY-8 SERIES ACCOUNT

Great-West Life & Annuity Insurance Company of New York (the “Company”) (formerly known as First Great-West Life & Annuity Insurance Company, and prior to that as Canada Life Insurance Company of New York), the issuer of the Contract, is a New York corporation qualified to sell life insurance and annuity contracts in New York. It was qualified to do business on June 7, 1971. The Company is a wholly-owned subsidiary of Great-West Life & Annuity Insurance Company (“GWL&A”), a Colorado stock life insurance company. GWL&A is a wholly owned subsidiary of GWL&A Financial, Inc., a Delaware holding company. GWL&A Financial, Inc. is an indirect wholly-owned subsidiary of Great-West Lifeco Inc., a Canadian holding company. Great-West Lifeco Inc. is a subsidiary of Power Financial Corporation, a Canadian holding company with substantial interests in the financial services industry. Power Financial Corporation is a subsidiary of Power Corporation of Canada, a Canadian holding and management company. Through a group of private holding companies, The Desmarais Family Residuary Trust, created on October 8, 2013 under the Last Will and Testament of Paul G. Desmarais, has voting control of Power Corporation of Canada.

The assets allocated to the Variable Annuity-8 Series Account (the “Separate Account”) are the exclusive property of the Company. Registration of the Separate Account under the Investment Company Act of 1940 does not involve supervision of the management or investment practices or policies of the Separate Account or of the Company by the Securities and Exchange Commission. The Company may accumulate in the Separate Account proceeds from charges under the Contracts and other amounts in excess of the Separate Account assets representing reserves and liabilities under the Contract and other variable annuity contracts issued by the Company. The Company may from time to time transfer to its general account any of such excess amounts. Under certain remote circumstances, the assets of one Variable Account may not be insulated from liability associated with another Variable Account.

CALCULATION OF ANNUITY PAYMENTS

Variable Annuity Payout Options

The Company converts the Accumulation Units for each Variable Account held by you into Annuity Units at their values determined as of the end of the Valuation Period which contains the Annuity Commencement Date. The number of Annuity Units paid for each Variable Account is determined by dividing the amount of the first payment by the Annuity Unit value on the first valuation date preceding the date the first payout is due. The number of Annuity Units used to calculate each payout for a Variable Account remains fixed during the annuity payment period.

The first payment under a variable annuity payout option will be based on the value of each Variable Account on the first valuation date preceding the Annuity Commencement Date. We will determine it by applying the appropriate rate to the amount applied under the payout option. Payments after the first will vary depending upon the investment experience of the Variable Accounts. The subsequent amount paid is determined by multiplying (a) by (b) where (a) is the number of Annuity Units to be paid and (b) is the Annuity Unit value on the first valuation date preceding the date the annuity payout is due. The total amount of each variable annuity payout will be the sum of the variable annuity payments for each Variable Account.

LEGAL MATTERS

All matters of applicable state law pertaining to the Contracts, including the Company’s right to issue the Contracts, have been passed upon by Beverly A. Byrne, Senior Vice President, Legal & Chief Compliance Officer. Sutherland, Asbill & Brennan LLP of Washington, DC has provided advice on certain matters relating to the federal securities laws.

SERVICES

A.	Safekeeping of Separate Account Assets

The assets of the Separate Account are held by the Company. The assets of the Separate Account are kept physically segregated and held separate and apart from the general account of the Company. The Company maintains records of all purchases and redemptions of shares of the Portfolios. Additional protection for the assets of the Separate Account is afforded by a financial institution bond that includes fidelity coverage issued to Great-West LifeCo, Inc. and subsidiary companies in the amount of $50 million (Canadian) per occurrence and $100 million (Canadian) aggregate, which covers all officers and employees of the Company.

B.	Independent Registered Public Accounting Firm

The financial statements and schedules of Great-West Life & Annuity Insurance Company of New York at December 31, 2014, 2013 and 2012, for each of the three years in the period ended December 31, 2014, appearing herein, have been audited by Deloitte & Touche LLP, an independent registered accounting firm, located at 555 Seventeenth Street, Suite 3600, Denver, Colorado 80202, as set forth in its report thereon appearing in the Registration Statement. Such financial statements and financial statement schedules have been included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

There are no Separate Account financials because the Separate Account commenced operations only recently.

C.	Principal Underwriter

The offering of the Contracts is made on a continuous basis by GWFS Equities, Inc. (“GWFS”), a wholly owned subsidiary of the Company. GWFS is a Delaware corporation, registered as a broker/dealer with the SEC, and a member of FINRA. The Company does not anticipate discontinuing the offering of the Contract, although it reserves the right to do so. The Contract generally will be issued from birth to age 85.

WITHHOLDING

Annuity payments and other amounts received under the Contract are subject to income tax withholding unless the recipient elects not to have taxes withheld. The amounts withheld will vary among recipients depending on the tax status of the individual and the type of payments from which taxes are withheld.

Notwithstanding the recipient’s election, withholding may be required with respect to certain payments to be delivered outside the United States. Moreover, special “backup withholding” rules may require the Company to disregard the recipient’s election if the recipient fails to supply the Company with a

“TIN” or taxpayer identification number (social security number for individuals), or if the Internal Revenue Service notifies the Company that the TIN provided by the recipient is incorrect.

We may be required to withhold at a rate of 30% under the Foreign Account Tax Compliance Act (“FATCA”) on certain distributions to foreign financial institutions and non-financial foreign entities holding accounts on behalf of and/or the assets of U.S. persons unless the foreign entities provide us with certain certifications regarding their status under FATCA on the applicable IRS forms. Prospective purchasers with accounts in foreign financial institutions or non-financial foreign entities are advised to consult with a competent tax advisor regarding the application of FATCA to their purchase situation.

FINANCIAL STATEMENTS

The consolidated financial statements of the Company should be considered only as bearing upon the Company’s ability to meet its obligations under the Contracts, and they should not be considered as bearing on the investment performance of the Separate Account.

INDEX TO FINANCIAL STATEMENTS

PART C

ADDITIONAL INFORMATION

Item 24.	Financial Statements and Exhibits

(a)

Financial Statements

The balance sheets of Great-West Life & Annuity Insurance Company of New York (“Great-West” or the “Depositor”) as of December 31, 2014 and 2013, and the related statements of income, stockholder’s equity and cash flows for each of the three years in the period ended December 31, 2014, and the statements of assets and liabilities of each of the investment divisions which comprise the Registrant as of December 31, 2014, and the related statements of operations and changes in net assets, and the financial highlights for each of the periods presented will be filed by amendment.

(b)	Exhibits
	(1)	Certified copy of resolution of Board of Directors of Depositor authorizing the establishment of Registrant filed herewith.
	(2)	Not applicable.
	(3)	Underwriting agreement between the Depositor and GWFS Equities, Inc. to be filed by amendment.
	(4)(a)	Draft form of variable annuity contract filed herewith.
	(4)(b)	Draft form of Certificate is filed herewith.
	(6)(a)	The Charter of Depositor to be filed by amendment.
	(6)(b)	Bylaws of Depositor to be filed by amendment.
	(7)	Not Applicable.
	(8)(a)	Fund Participation Agreement between Registrant and Great-West Funds, Inc. (formerly Maxim Series Fund) to be filed by amendment.
	(9)	Opinion of Counsel and Consent to be filed by amendment.
	(10)(a)	Written Consent of Sutherland, Asbill & Brennan LLP to be filed by amendment.
	(10)(b)	Written Consents of Independent Registered Public Account Firm to be filed by amendment.
	(11)	Not Applicable.

(12)	Not Applicable.
(13)	Powers of Attorney for M. Alazraki, J. Bernbach, A. Desmarais, P. Desmarais, Jr., S. Katz, R.J. Orr, T.T. Ryan, Jr., J. Selitto, and B. Walsh are filed herewith.

Item 25.	Directors and Officers of the Depositor

Name	Principal Business Address	Position and Officers with Depositor

R.J. Orr	(4)	Chairman of the Board

L.A. Mannello	(2)	President and Chief Executive Officer

M.D. Alazraki	Manatt, Phelps & Phillips, LLP 7 Times Square, 23rd Floor New York, NY 10036	Director

J.L. Bernbach	32 East 57th Street, 10th Floor New York, New York 10022	Director

A.R. Desmarais	(4)	Director

P.G. Desmarais, Jr.	(4)	Director

S.Z. Katz	Fried Frank Harris Shriver & Jacobson 400 E. 57th Street, 19-E New York, NY 10022	Director

T.T. Ryan, Jr.	JP Morgan Chase 270 Park Avenue, Floor 47 New York, NY 10017	Director

J.J. Selitto	437 West Chestnut Hill Avenue Philadelphia, PA 19118	Director

B.E. Walsh	Saguenay Capital, LLC The Centre at Purchase Two Manhattanville Road, Suite 403 Purchase, NY 10577	Director

E.F. Murphy	(2)	President, Empower Retirement

D.L. Musto	(2)	Executive Vice President, Empower Retirement

R.K. Shaw	(2)	Executive Vice President, Individual Markets

B.A. Byrne	(3)	Senior Vice President, Legal and Chief Compliance Officer

W.S. Harmon	(2)	Senior Vice President, 401(k) Standard Markets

E.P. Friesen	(2)	Chief Investment Officer, General Account

R.J. Laeyendecker	(2)	Senior Vice President, Executive Benefits Markets

D.G. McLeod	(2)	Senior Vice President, Product Management

R.G. Schultz	(3)	Senior Vice President, General Counsel and Secretary

(1)	100 Osborne Street North, Winnipeg, Manitoba, Canada R3C 3A5.
(2)	8515 East Orchard Road, Greenwood Village, Colorado 80111.
(3)	8525 East Orchard Road, Greenwood Village, Colorado 80111.
(4)	Power Financial Corporation, 751 Victoria Square, Montreal, Quebec, Canada H2Y 2J3.

Item 26. Persons controlled by or under common control with the Depositor or Registrant as of 12/31/2014

The Registrant is a separate account of Great-West Life & Annuity Insurance Company of New York, a stock life insurance company incorporated under the laws of the State of New York (“Depositor”). The Depositor is an indirect subsidiary of Power Corporation of Canada. An organizational chart for Power Corporation of Canada is set forth below.

(State/Country of Organization) - Nature of Business

Organizational Chart - December 31, 2014

I.	OWNERSHIP OF POWER CORPORATION OF CANADA

The following sets out the ownership, based on votes attached to the outstanding voting shares, of Power Corporation of Canada:

The Desmarais Family Residuary Trust

99.999% - Pansolo Holding Inc.

                    100% - 3876357 Canada Inc.

                      32% - Nordex Inc. (68% also owned directly by the Desmarais Family Residuary Trust)

94.9%	- Gelco Enterprises Ltd. (5.1% also owned directly by the Desmarais Family Residuary Trust)
53.52%	- Power Corporation of Canada

The total voting rights of Power Corporation of Canada (PCC) controlled directly and indirectly by the Desmarais Family Residuary Trust are as follows. There are issued and outstanding as of December 31, 2014 412,637,391 Subordinate Voting Shares (SVS) of PCC carrying one vote per share and 48,854,772 Participating Preferred Shares (PPS) carrying 10 votes per share; hence the total voting rights are 901,185,511.

Pansolo Holding Inc. owns directly 7,677,312 SVS and 367,692 PPS, entitling Pansolo Holding Inc. directly to an aggregate percentage of voting rights of 11,354,232 or 1.26% of the total voting rights attached to the shares of PCC. Pansolo Holding Inc. wholly owns 3876357 Canada Inc., which owns 40,686,080 SVS representing 4.51% of the aggregate voting rights of PCC.

Gelco Enterprises Ltd owns directly 48,235,700 PPS, representing 53.52% of the aggregate voting rights of PCC (PPS (10 votes) and SVS (1 vote)). Hence, the total voting rights of PCC under the direct and indirect control of the Desmarais Family Residuary Trust is approximately 59.30%; note that this is not the equity percentage.

II.	OWNERSHIP BY POWER CORPORATION OF CANADA

Power Corporation of Canada has a 10% or greater voting interest in the following entities:

A.	Great-West Life & Annuity Insurance Company Group of Companies (U.S. insurance)

Power Corporation of Canada

    100.0% - 171263 Canada Inc.

        65.73% - Power Financial Corporation

            67.18% - Great-West Lifeco Inc.

                100.0% - Great-West Financial (Canada) Inc.

                    100.0% - Great-West Financial (Nova Scotia) Co.

                      100.0% - Great-West Lifeco U.S. Inc.

                                   100.0% - Great-West Services Singapore I Private Limited

                                                   100.0% - Great-West Services Singapore II Private Limited

                                                                    99.0% - Great West Global Business Services India Private Limited

                                     1.0% - Great West Global Business Services India Private Limited

                      100.0% - GWL&A Financial Inc.

                                 60.0% - Great-West Life & Annuity Insurance Capital (Nova Scotia) Co.

                                         40.0% - Great-West Life & Annuity Insurance Capital, LLC

                                 60.0% - Great-West Life & Annuity Insurance Capital (Nova Scotia) Co. II

                                         40.0% - Great-West Life & Annuity Insurance Capital, LLC II

                                 60.0% - Great-West Life & Annuity Insurance Capital, LLC

                                 60.0% - Great-West Life & Annuity Insurance Capital, LLC II

                               100.0% - Great-West Life & Annuity Insurance Company

                                                     100.0% - Great-West Life & Annuity Insurance Company of New York

                                                     100.0% - Advised Assets Group, LLC

                                                     100.0% - GWFS Equities, Inc.

                                                     100.0% - Great-West Life & Annuity Insurance Company of South Carolina

                                                     100.0% - Emjay Corporation

                                                     100.0% - FASCore, LLC

                                                       50.0% - Westkin Properties Ltd.

                                                       65.58% - Great-West Funds, Inc.

                                                     100.0% - Great-West Capital Management, LLC

                                                     100.0% - Great-West Trust Company, LLC

                                                     100.0% - Lottery Receivables Company One LLC

                                                     100.0% - LR Company II, L.L.C.

                                                     100.0% - Singer Collateral Trust IV

                                                     100.0% - Singer Collateral Trust V

                                                     100.0% - Great-West Financial Retirement Plan Services, LLC

                                                     100.0% - Empower Securities, LLC

B.	Putnam Investments Group of Companies (Mutual Funds)

Power Corporation of Canada

    100.0% - 171263 Canada Inc.

        65.73% - Power Financial Corporation

            67.18% - Great-West Lifeco Inc.

                100.0% - Great-West Financial (Canada) Inc.

                    100.0% - Great-West Financial (Nova Scotia) Co.

                    100% - Great-West Lifeco U.S. Inc.

                        99.0% - Great-West Lifeco U.S. Holdings, L.P.

                    100.0% - Great-West Lifeco U.S. Holdings, LLC

                             1.0% - Great-West Lifeco U.S. Holdings, L.P.

                     95.23% - Putnam Investments, LLC

                        100.0% - Putnam Acquisition Financing Inc.

                           100.0% - Putnam Acquisition Financing LLC

                             100.0% - Putnam Holdings, LLC

                             100.0% - Putnam U.S. Holdings I, LLC

                                 100.0% - Putnam Investment Management, LLC

                                 100.0% - Putnam Fiduciary Trust Company (NH)

                                 100.0% - Putnam Investor Services, Inc.

                                 100.0% - Putnam Retail Management GP, Inc.

                                   99.0% - Putnam Retail Management Limited Partnership (1% owned by Putnam Retail Management GP, Inc.)

                                 100.0% - PanAgora Holdings Inc.

                                     80.0% - PanAgora Asset Management, Inc.

                                 100.0% - Putnam GP Inc.

                                   99.0% - TH Lee Putnam Equity Managers LP (1% owned by Putnam GP Inc.)

                                 100.0% - Putnam Investment Holdings, LLC

                                     100.0% - Savings Investments, LLC

                                     100.0% - Putnam Capital, LLC

                                 100.0% - The Putnam Advisory Company, LLC

                                     100.0% - Putnam Advisory Holdings LLC

                                         100.0% - Putnam Investments Canada LLC

                                 100.0% - Putnam Investments (Ireland) Limited

                                 100.0% - Putnam Investments Australia Pty Limited

                                 100.0% - Putnam Investments Securities Co., Ltd.

                                 100.0% - Putnam International Distributors, Ltd.

                                         100.0% - Putnam Investments Argentina S.A.

                                 100.0% - Putnam Investments Limited

C.	The Great-West Life Assurance Company Group of Companies (Canadian insurance)

Power Corporation of Canada

    100.0% - 171263 Canada Inc.

        65.73% - Power Financial Corporation

            67.18% - Great-West Lifeco Inc.

                100.0% - 2142540 Ontario Inc.

                    100.0% - Great-West Lifeco Finance (Delaware) LP

                    100.0% - Great-West Lifeco Finance (Delaware) LLC

            100.0% - 2023308 Ontario Inc.

                      100.0% - Great-West Life & Annuity Insurance Capital, LP

                                       40.0% - Great-West Life & Annuity Insurance Capital (Nova Scotia) Co.

                                                     40.0% - Great-West Life & Annuity Insurance Capital, LLC

                      100.0% - Great-West Life & Annuity Insurance Capital, LP II

                                       40.0% - Great-West Life & Annuity Insurance Capital (Nova Scotia) Co. II

                                                     40.0% - Great-West Life & Annuity Insurance Capital, LLC II

            100.0% - 2171866 Ontario Inc

                             100.0% - Great-West Lifeco Finance (Delaware) LP II

                                 100.0% - Great-West Lifeco Finance (Delaware) LLC II

            100.0% - 2023310 Ontario Inc.

            100.0% - 2023311 Ontario Inc.

            100.0% - 6109756 Canada Inc.

            100.0% - 6922023 Canada Inc.

            100.0% - 8563993 Canada Inc.

            100.0% - The Great-West Life Assurance Company

                             71.4% - GWL THL Private Equity I Inc. (28.6% owned by The Canada Life Assurance Company)

                                           100.0% - GWL THL Private Equity II Inc.

                                           100.0% - Great-West Investors Holdco Inc.

                                           100.0% - Great-West Investors LLC

                                                           100.0% - Great-West Investors LP Inc.

                                                                            100.0% - Great-West Investors GP Inc.

                                                                                            100.0% - Great-West Investors LP

                                                                                                            100.0% - T.H. Lee Interests

                             100.0% - GWL Realty Advisors Inc.

                                 100.0% - GWL Realty Advisors U.S., Inc.

                                 100.0% - RA Real Estate Inc.

                                         0.1% - RMA Real Estate LP

                                 100.0% - Vertica Resident Services Inc.

                                 100.0% - 2278372 Ontario Inc. (0.0001% interest in NF Real Estate Limited Partnership)

            100.0% - GLC Asset Management Group Ltd.

            100.0% - 801611 Ontario Limited

            100.0% - 118050 Canada Inc.

            100.0% - 1213763 Ontario Inc.

                             99.9% - Riverside II Limited Partnership

              70.0% - Kings Cross Shopping Centre Ltd.

            100.0% - 681348 Alberta Ltd.

                             100.0% - The Owner: Condominium Plan No 8510578

              50.0% - 3352200 Canada Inc.

            100.0% - 1420731 Ontario Limited

            100.0% - 1455250 Ontario Limited

            100.0% - CGWLL Inc.

              65.0% - The Walmer Road Limited Partnership

              50.0% - Laurier House Apartments Limited

            100.0% - 2024071 Ontario Limited

                             100.0% - 431687 Ontario Limited

                               0.1% - Riverside II Limited Partnership

            100.0% - High Park Bayview Inc.

            75.0% - High Park Bayview Limited Partnership

              5.6% - MAM Holdings Inc. (94.4% owned by The Canada Life Insurance Company of Canada)

            100.0% - 647679 B.C. Ltd.

            70.0% - TGS North American Real Estate Investment Trust

                             100.0% - TGS Trust

            70.0% - RMA Investment Company (Formerly TGS Investment Company)

                             100.0% - RMA Property Management Ltd. (Formerly TGS REIT Property Management Ltd.)

                             100.0% - RMA Property Management 2004 Ltd. (Formerly TGS REIT Property Management 2004 Ltd.)

                             100.0% - RMA Realty Holdings Corporation Ltd. (Formerly TGS Realty Holdings Corporation Ltd.)

                                             100.0% - RMA (U.S.) Realty LLC (Delaware) [(special shares held by each of 1218023 Alberta Ltd. (50%) and 1214931 Alberta Ltd. (50%)]

                                                             100.0% - RMA American Realty Corp.

                                                                        1% - RMA American Realty Limited Partnership [(99% owned by RMA (U.S.) Realty LLC (Delaware)]

                                                             99.0% - RMA American Realty Limited Partnership (1% owned by RMA American Realty Corp.)

                             100.0% - 1218023 Alberta Ltd.

                                             50% - special shares in RMA (U.S.) Realty LLC (Delaware)

                             100.0% - 1214931 Alberta Ltd.

                                             50% - special shares in RMA (U.S.) Realty LLC (Delaware)

            70.0% - RMA Real Estate LP

                             100.0% - RMA Properties Ltd. (Formerly TGS REIT Properties Ltd.)

                             100.0% - S-8025 Holdings Ltd.

                             100.0% - RMA Properties (Riverside) Ltd. (Formerly TGS REIT Properties (Riverside) Ltd.

            70.0% - KS Village (Millstream) Inc.

            70.0% - 0726861 B.C. Ltd.

            70.0% - Trop Beau Developments Limited

            70.0% - Kelowna Central Park Properties Ltd.

            70.0% - Kelowna Central Park Phase II Properties Ltd.

            40.0% - PVS Preferred Vision Services

              12.5% - Vaudreuil Shopping Centres Limited

              70.0% - Saskatoon West Shopping Centres Limited

              12.5% - 2331777 Ontario Ltd.

              12.5% - 2344701 Ontario Ltd.

              12.5% - 2356720 Ontario Ltd.

              12.5% - 0977221 B.C. Ltd.

            100.0% - TMI Systems, Inc.

              51.0% - Plandirect Insurance Services Inc.

            100.0% - London Insurance Group Inc.

                                         100.0% - Trivest Insurance Network Limited

                                         100.0% - London Life Insurance Company

                                                                 100.0% - 1542775 Alberta Ltd.

                                                                 100.0% - 0813212 B.C. Ltd.

                                                                    30.0% - Kings Cross Shopping Centre Ltd.

                                                                    30.0% - 0726861 B.C. Ltd.

                                                                    30.0% - TGS North American Real Estate Investment Trust

                                                                            100.0% - TGS Trust

                                                                    30.0% - RMA Investment Company (Formerly TGS Investment Company)

                                                                            100.0% - RMA Property Management Ltd. (Formerly TGS REIT Property Management Ltd.)

                                                                            100.0% - RMAProperty Management 2004 Ltd. (Formerly TGS REIT Property Management 2004 Ltd.)

                                                                            100.0% - RMA Realty Holdings Corporation Ltd. (Formerly TGS Realty Holdings Corporation Ltd.)

                                                                                100.0% - RMA (U.S.) Realty LLC (DE) [(special shares held by 1218023 Alberta Ltd. (50%) and

                                                                                              1214931 Alberta Ltd. 50%)]

                                                                                          100.0% - RMA American Realty Corp.

                                                                                                  1% - RMA American Realty Limited Partnership [(99% owned by RMA (U.S.) Realty LLC

                                                                                                             (Delaware)]

                                                                                          99.0% - RMA American Realty Limited Partnership (1% owned by RMA American Realty Corp.)

                                                                            100.0% - 1218023 Alberta Ltd.

                                                                                    50% - special shares in RMA (U.S.) Realty LLC (Delaware)

                                                                            100.0% - 1214931 Alberta Ltd.

                                                                                    50% - special shares in RMA (U.S.) Realty LLC (Delaware)

                                                                    30.0% - RMA Real Estate LP

                                                                            100.0% - RMA Properties Ltd. (Formerly TGS REIT Properties Ltd.)

                                                                            100.0% - S-8025 Holdings Ltd.

                                                                            100.0% - RMA Properties (Riverside) Ltd. (Formerly TGS REIT Properties (Riverside) Ltd.

                                                                 100.0% - 1319399 Ontario Inc.

                                                                 100.0% - 3853071 Canada Limited

                                                                    50.0% - Laurier House Apartments Limited

                                                                    30.0% - Kelowna Central Park Properties Ltd.

                                                                    30.0% - Kelowna Central Park Phase II Properties Ltd.

                                                                    30.0% - Trop Beau Developments Limited

                                                                 100.0% - 4298098 Canada Inc.

                                                                 100.0% - GWLC Holdings Inc.

                                                                      100% - GLC Reinsurance Corporation

                                                         100.0% - 389288 B.C. Ltd.

                                                         100.0% - Quadrus Investment Services Ltd.

                                                           35.0% - The Walmer Road Limited Partnership

                                                         100.0% - 177545 Canada Limited

                                                         100.0% - Lonlife Financial Services Limited

                                                          88.0% - Neighborhood Dental Services Ltd.

                                                         100.0% - Quadrus Distribution Services Ltd.

                                                         100.0% - Toronto College Park Ltd.

                                                           25.0% - High Park Bayview Limited Partnership

                                                           30.0% - KS Village (Millstream) Inc.

                                                         100.0% - London Life Financial Corporation

                                                                 89.4% - London Reinsurance Group, Inc. (10.6% owned by London Life Insurance Company)

                                                                      100.0% - London Life & General Reinsurance Co. Ltd. (1 share held by London Life & Casualty Reinsurance Corporation and 20,099,999 shares held by London Reinsurance Group Inc.)

                                                                      100.0% - London Life & Casualty Reinsurance Corporation

                                                                                  100.0% - Trabaja Reinsurance Company Ltd.

                                                                                  100.0% - London Life and Casualty (Barbados) Corporation

                                                                      100.0% - LRG (US), Inc.

                                                                                      100.0% - London Life International Reinsurance Corporation

                                                                                      100.0% - London Life Reinsurance Company

                                                           75.0% - Vaudreuil Shopping Centres Limited

                                                           30.0% - Saskatoon West Shopping Centres Limited

                                                           75.0% - 2331777 Ontario Ltd.

                                                           75.0% - 2344701 Ontario Ltd.

                                                           75.0% - 2356720 Ontario Ltd.

                                                           75.0% - 0977221 B.C. Ltd.

        100.0% - Canada Life Financial Corporation

                                     100.0% - The Canada Life Assurance Company

                                                     100.0% - Canada Life Brasil LTDA

                                                     100.0% - Canada Life Capital Corporation, Inc.

                                                                      100.0% - Canada Life International Holdings, Limited

                                                                                      100.0% - Canada Life International Services Limited

                                                                                      100.0% - Canada Life International, Limited

                                                                                                      100.0% - CLI Institutional Limited

                                                                                      100.0% - Canada Life Irish Holding Company, Limited

                                                                                                      100.0% - Canada Life Group Services Limited

                                                                                                      100.0% - Canada Life Europe Investment Limited

                                                                                                                       78.67% - Canada Life Assurance Europe Limited

                                                                                                          100.0% - Canada Life Europe Management Services, Limited

                                                                                                                           21.33% - Canada Life Assurance Europe Limited

                                         100.0% - Canada Life International Re, Limited

                                                                                          100.0% - Canada Life Reinsurance International, Ltd.

                                                                                          100.0% - Canada Life Reinsurance, Ltd.

                                                                          100.0% - The Canada Life Group (U.K.), Limited

                                                                                          100.0% - Irish Life Investment Managers Limited

                                                                                                          100.0% - Summit Asset Managers Ltd.

                                                                                                               7.0% - Irish Association of Investment Managers

                                                                                          100.0% - Setanta Asset Management Limited

                                                                                                          - Setanta Asset Management Funds Public Limited Company (interest only)

                                                                                          100.0% - Canada Life Pension Managers & Trustees, Limited

                                                                                          100.0% - Canada Life Asset Management Limited

                                                                                          100.0% - Canada Life European Real Estate Limited

                                                                                                          100.0% - Hotel Operations (Walsall) Limited

                                                                                                          100.0% - Hotel Operations (Cardiff) Limited

                                                                                          100.0% - Canada Life Trustee Services (U.K.), Limited

                                                                                          100.0% - CLFIS (U.K.), Limited

                                                                                          100.0% - Canada Life, Limited

                                                                                                          100.0% - Canada Life (Ireland), Limited

                                                                                                                           11.29% - Irish Life Assurance plc.

                             100.0% - Canada Life (U.K.), Limited

                                                                                                                           100.0% - Albany Life Assurance Company, Limited

                                                                                                                           100.0% - Canada Life Management (U.K.), Limited

                             100.0% - Canada Life Services (U.K.), Limited

                                                                                                                           100.0% - Canada Life Fund Managers (U.K.), Limited

                                                                                                                           100.0% - Canada Life Group Services (U.K.), Limited

                                                                                                                           100.0% - Canada Life Holdings (U.K.), Limited

                                                                                                          100.0% - Canada Life Irish Operations, Limited

                                                                                                                           100.0% - Canada Life Ireland Holdings, Limited.

                                                                                                          100.0% - Irish Life Group Limited

                                                                                                                           100.0% - Irish Progressive Services International Ltd

                                                                                                                           100.0% - Irish Life Group Services Limited

                                                                                                                           100.0% - Irish Life Financial Services Limited

                                                                                                                             49.0% - Glohealth Financial Services Limited

            100.0% - Vestone Ltd.

                                                                                                                                           100.0% - Cornmarket Group Financial Services Ltd.

                                                                                                                                                            100.0% - Cornmarket Insurance Brokers Ltd.

                                                                                                                                                            100.0% - Cornmarket Insurance Services Limited

                                                                                                                                       100.0% - Cornmarket Retail Trading Ltd.

                                                                                                                                       100.0% - Savings & Investments Ltd.

                                                                                                                                       100.0% - Gregan McGuiness (Life & Pensions) Ltd.

                                                                                                      100.0% - Irish Life Associate Holdings

                                                                                                                       100.0% - Irish Life Irish Holdings

                                                                                                                                       30.0% - Allianz-Irish Life Holdings plc.

                                                                                                      88.71% - Irish Life Assurance plc.

                                                                                                                       100.0% - Ballsbridge Property Investments Ltd.

                                                                                                                       100.0% - Cathair Ce Ltd.

                                                                                                                       100.0% - Ilona Financial Group, Inc.

                                                                                                                       100.0% - Irish Life Unit Fund Managers Ltd.

                                                                                                                       100.0% - Keko Park Ltd.

                                                                                                                       100.0% - Stephen Court Ltd.

                                                                                                                       100.0% - Tredwell Associates Ltd.

                                                                                                                       100.0% - Irish Life Trustee Services Limited

                                                                                                                       100.0% - Kohlenberg & Ruppert Premium Properties S.A.

                                                                                                                       100.0% - Office Park De Mont-St-Guibert A S.A.

                                                                                                                       100.0% - Office Park De Mont-St-Guibert B S.A.

                                                                                                                       100.0% - Office Park De Mont-St-Guibert C S.A.

                                                                                                                       100.0% - Ilot St Michel Lux S.A.R.L.

                                                                                                                       100.0% - Ilot St Michel FH S.P.R.L.

                                                                                                                       100.0% - Ilot St Michel LLH S.P.R.L.

                                                                                                                       100.0% - Etak SAS

                                                                                                                       100.0% - Mili SAS

                                                                                                                       100.0% - Sarip SCI

                                                                                                                        66.66% - City Park (Hove) Management Company Ltd.

                                                                                                                        66.66% - City Gate Park Administration Limited

                                                                                                                           98.0% - Westlink Industrial Estate Management Company Ltd.

                                                                                                                           51.0% - SJRQ Riverside IV Management Limited

                                                                                                                           - Setanta Asset Management Funds Public Limited Company (interest only)

                                                                                                                           50.0% - Hollins Clough Management Company Ltd.

                                                                                                                           50.0% - Dakline Company Ltd.

                                                                                                                           50.0% - Ashtown Management Company Ltd.

                                                                                                                           25.0% - Fulwood Park Management Company (No. 2) Ltd.

                                                                                                                           20.0% - Choralli Limited

                                                                                                                           14.0% - Baggot Court Management Limited

                                                                                                                           11.0% - Richview Office Park Management Company Limited

                                                                                                                             5.5% - Padamul Ltd.

                                                         100.0% - Canada Life Group Holdings Limited

          100.0% - 4073649 Canada, Inc. (1 common share owned by 587443 Ontario, Inc.)

   100.0% - Canada Life Finance (U.K.), Limited

   100.0% - CL Luxembourg Capital Management S.á.r.l.

          100.0% - 8478163 Canada Limited

   100.0% - Canada Life Bermuda Limited

              100.0% - The Canada Life Insurance Company of Canada

          100.0% - 6855572 Manitoba Ltd.

          94.4% - MAM Holdings Inc. (5.6% owned by GWL)

 100.0% - Mountain Asset Management LLC

          12.5% - 2331777 Ontario Ltd.

          12.5% - 2344701 Ontario Ltd.

          12.5% - Vaudreuil Shopping Centres Limited

          12.5% - 2356720 Ontario Ltd.

          12.5% - 0977221 B.C. Ltd.

              100.0% - CL Capital Management (Canada), Inc.

              100.0% - GRS Securities, Inc.

              100.0% - 587443 Ontario, Inc.

              100.0% - Canada Life Mortgage Services, Ltd.

              100.0% - Adason Properties, Limited

          100.0% - Adason Realty, Ltd.

                28.6% - GWL THL Private Equity I Inc. (71.4% owned by The Great-West Life Assurance Company)

              100.0% - Canada Life Capital Trust

D.	IGM Financial Inc. Group of Companies (Canadian mutual funds)

Power Corporation of Canada

100.0% - 171263 Canada Inc.

  65.73% - Power Financial Corporation

58.83% - IGM Financial Inc.

100.0% - Investors Group Inc.

100.0% - Investors Group Financial Services Inc.

100.0% - I.G. International Management Limited

               100.0% - I.G. Investment Management (Hong Kong) Limited

100.0% - Investors Group Trust Co. Ltd.

               100.0% - 391102 B.C. Ltd.

100.0% - I.G. Insurance Services Inc.

100.0% - Investors Syndicate Limited

100.0% - Investors Group Securities Inc.

100.0% - 6460675 Manitoba Ltd.

100.0% - I.G. Investment Management, Ltd.

100.0% - Investors Group Corporate Class Inc.

100.0% - Investors Syndicate Property Corp.

100.0% - 0965311 B.C. Ltd.

100.0% - 0992480 B.C. Ltd.

 19.63% - I.G. (Rockies) Corp.

100.0% - I.G. Investment Corp.

  80.37% - I.G. (Rockies) Corp. (19.63% owned by I.G. Investment Management, Ltd.)

      100.0% - Mackenzie Inc.

100.0% - Mackenzie Financial Corporation

100.0% - Mackenzie Investments Charitable Foundation

  14.28% - Strategic Charitable Giving Foundation

100.0% - Mackenzie Cundill Investment Management (Bermuda) Ltd.

100.0% - Mackenzie Financial Capital Corporation

100.0% - Multi-Class Investment Corp.

100.0% - MMLP GP Inc.

100.0% - Mackenzie Investments Corporation

100.0% - Mackenzie Investments PTE. Ltd.

100.0% - Mackenzie Global Macro Asian Credit Fund Ltd.

100% - Mackenzie Global Macro Asian Credit Master Fund, Ltd.

      97.08% - Investment Planning Counsel Inc. (and 2.92% owned by Management of IPC)

100.0% - IPC Investment Corporation

100.0% - IPC Estate Services Inc.

100.0% - IPC Securities Corporation

  88.66% - IPC Portfolio Services Inc. (and 11.34% owned by advisors of IPC Investment Corporation and IPC

                 Securities Corporation)

100.0% - Counsel Portfolio Services Inc.

100.0% - Counsel Portfolio Corporation

E.	Pargesa Holding SA Group of Companies (European investments)

Power Corporation of Canada

100.0% - 171263 Canada Inc.

65.73% - Power Financial Corporation

100.0% - Power Financial Europe B.V.

50.0% - Parjointco N.V.

 75.4% - Pargesa Holding SA (55.5% capital)

100.0% - Pargesa Netherlands B.V.

 52.0% (taking into account the treasury shares - Groupe Bruxelles Lambert (50.0% in capital)

 Capital

    1.1% - Suez Environment Company (of which 0.2% in trading)

  29.3% - Lafarge SA (21.1% in capital of which 0.1% held by GBL Energy S.à r.l. and Serena S.à r.l.))

    6.9% - Pernod Ricard (7.5% in capital)

    12.43% - Umicore (12.43% in capital)

    0.4% - LTI One

    0.1% - Sagerpar

100.0% - Belgian Securities B.V.

Capital

71.9% - Imerys (56.5% in capital)

 100.0% - Brussels Securities

Capital

99.6% - LTI One

 0.1% - Groupe Bruxelles Lambert

100.0% - LTI Two

 0.1% - Groupe Bruxelles Lambert

 0.1% - Umicore

99.9% - Sagerpar

 3.6% - Groupe Bruxelles Lambert

   100.0% - GBL Overseas Finance N.V.

100.0% - COFINERGY

Capital

100.0% - GBL Energy S.á.r.l.

Capital

    3.0% - Total SA (2.7% in capital)

100.0% - GBL Verwaltung GmbH

100.0% - GBL Finance & Treasury

100.0% - GBL Verwaltung SA

Capital

100.0% - GBL Investments Limited

100.0% - GBL R

100.0% - Sienna Capital S.á.r.l

Capital

39.1% - Kartesia Credit Opportunities I SCA, SICAV-SIF

40.0% - Kartesia GP SA

43.0% - ECP1

100.0% - ECP3

  15.1% - Mérieux Participations I

  37.8% - Mérieux Participations II

100.0% - Serena S.á.r.l

Capital

15.0% - SGS

2.4% - GDF SUEZ (of which 0.1% in trading)

 42.4% - ECP 2

   100.0% - Pargesa Netherlands B.V.

 100.0% - SFPG

F.	Square Victoria Communications Group Inc. Group of Companies (Canadian communications)

Power Corporation of Canada

100.0% - Square Victoria Communications Group Inc.

   100.0% - Gesca Ltée

 100.0% - La Presse, ltée

      100.0% - Cyberpresse Inc.

 100.0% - 3834310 Canada Inc.

   100.0% - Square Victoria Digital Properties inc.

 100.0% - 4400046 Canada Inc.

      81.90% - 9059-2114 Québec Inc.

  99.27% - DuProprio Inc.

100.0% - VR Estates Inc.

 100.0% - 0757075 B.C. Ltd.

0.1% - Lower Mainland Comfree LP

 99.9% - Lower Mainland Comfree LP

100.0% - Comfree Commission Free Realty Inc.

100.0% - CF Real Estate First Inc.

100.0% - CF Real Estate Max Inc.

100.0% - CF Real Estate Ontario Inc.

100.0% - CF Real Estate Maritimes Inc.

100.0% - DP Immobilier Québec Inc.

100.0% - 8495122 Canada Inc.

100.0% - Les Éditions Gesca Ltée

100.0% - Les Éditions La Presse Ltée

100.0% - (W.illi.am) 6657443 Canada Inc.

  2.72% - Acquisio Inc.

  50.0% - Workopolis Canada

  25.0% - Olive Média

100.0% - Attitude Digitale Inc.

  26.32% - Checkout 51 Inc.

100.0% - Square Victoria C.P. Holding Inc.

33.3% - Canadian Press Enterprises Inc.

100.0% - Pagemasters North America Inc.

G.	Power Corporation (International) Limited Group of Companies (Asian investments)

Power Corporation of Canada

100.0% - Power Corporation (International) Limited

   99.9% - Power Pacific Corporation Limited

100.0% - Power Pacific Mauritius Limited

11.74% - Vimicro International Corporation

    0.1% - Power Pacific Equities Limited

   99.9% - Power Pacific Equities Limited

    0.63% - CITIC Limited

100.0% - Power Communications Inc.

   0.1% - Power Pacific Corporation Limited

  10.0% - China Asset Management Limited

H.	Other PCC Companies

Power Corporation of Canada

100.0% - 152245 Canada Inc.

    100.0% - Power Tek, LLC

    100.0% - 3540529 Canada Inc.

      18.75% - Société Immobiliére HMM

          1.22% - Quinstreet Inc.

100.0% - Square Victoria Real Estate Inc./ Spuare Victoria Immobilier Inc.

100.0% - 3121011 Canada Inc.

100.0% - 171263 Canada Inc.

100.0% - Victoria Square Ventures Inc.

      22.12% - Bellus Health Inc.

      25.0% - Club de Hockey Les Remparts de Québec Inc.

    100.0% - Power Energy Corporation

62.83% - Potentia Solar Inc.

100.0% - Power Energy Eagle Creek Inc.

        60.0% - Power Energy Eagle Creek LLP

         24.05% - Eagle Creek Renewable Energy, LLC

100.0% - Power Communications Inc.

    100.0% - Brazeau River Resources Investments Inc.

100.0% - PCC Industrial (1993) Corporation

100.0% - Power Corporation International

100.0% - 3249531 Canada Inc.

    100.0% - Sagard Capital Partners GP, Inc.

   99.4% - Sagard Capital Partners, L.P.

   96.9% - IntegraMed America, Inc.

100.0% - Power Corporation of Canada Inc.

100.0% - PL S.A.

100.0% - 4190297 Canada Inc.

    100% - Sagard Capital Partners Management Corp.

100.0% - Sagard S.A.S.

100.0% - Marquette Communications (1997) Corporation

100.0% - 4507037 Canada Inc.

100.0% - 4524781 Canada Inc.

100.0% - 4524799 Canada Inc.

100.0% - 4524802 Canada Inc.

I.	Other PFC Companies

Power Financial Corporation

100.0% - 4400003 Canada Inc.

100.0% - 3411893 Canada Inc.

100.0% - 3439453 Canada Inc.

100.0% - Power Financial Capital Corporation

100.0% - 7973594 Canada Inc.

100.0% - 7973683 Canada Inc.

100.0% - 7974019 Canada Inc.

100.0% - 8677964 Canada Inc.

Item 27.	Number of Contract Owners

As of the date of this Registration Statement, there were no owners of Contracts offered by means of the prospectus contained herein.

Item 28.	Indemnification

Provisions exist under the laws of the State of New York and the Bylaws of the Depositor whereby the Depositor may indemnify a director, officer, or controlling person of the Depositor against liabilities arising under the Securities Act of 1933. The following excerpts contain the substance of these provisions:

New York Corporate Code

Section 721. Nonexclusivity of statutory provisions for indemnification of directors and officers.

The indemnification and advancement of expenses granted pursuant to, or provided by, this article shall not be deemed exclusive of any other rights to which a director or officer seeking indemnification or advancement of expenses may be entitled, whether contained in the certificate of incorporation or the by-laws or, when authorized by such certificate of incorporation or by-laws, (i) a resolution of shareholders, (ii) a resolution of directors, or (iii) an agreement providing for such indemnification, provided that no indemnification may be made to or on behalf of any director or officer if a judgment or other final adjudication adverse to the director or officer establishes that his acts were committed in bad faith or were the result of active and deliberate dishonesty and were material to the cause of action so adjudicated, or that he personally gained in fact a financial profit or other advantage to which he was not legally entitled. Nothing contained in this article shall affect any rights to indemnification to which corporate personnel other than directors and officers may be entitled by contract or otherwise under law.

Section 722. Authorization for indemnification of directors and officers.

(a) A corporation may indemnify any person made, or threatened to be made, a party to an action or proceeding (other than one by or in the right of the corporation to procure a judgment in its favor), whether civil or criminal, including an action by or in the right of any other corporation of any type or kind, domestic or foreign, or any partnership, joint venture, trust, employee benefit plan or other enterprise, which any director or officer of the corporation served in any capacity at the request of the corporation, by reason of the fact that he, his testator or intestate, was a director or officer of the corporation, or served such other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise in any capacity, against judgments, fines, amounts paid in settlement and reasonable expenses, including attorneys’ fees actually and necessarily incurred as a result of such action or proceeding, or any appeal therein, if such director or officer acted, in good faith, for a purpose which he reasonably believed to be in, or, in the case of service for any other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise, not opposed to, the best interests of the corporation and, in criminal actions or proceedings, in addition, had no reasonable cause to believe that his conduct was unlawful.

(b) The termination of any such civil or criminal action or proceeding by judgment, settlement, conviction or upon a plea of nolo contendere, or its equivalent, shall not in itself create a presumption that any such director or officer did not act, in good faith, for a purpose which he reasonably believed to be in, or, in the case of service for any other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise, not opposed to, the best interests of the corporation or that he had reasonable cause to believe that his conduct was unlawful.

(c) A corporation may indemnify any person made, or threatened to be made, a party to an action by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he, his testator or intestate, is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of any other corporation of any type or kind, domestic or foreign, of any partnership, joint venture, trust, employee benefit plan or other enterprise, against amounts paid in settlement and reasonable expenses, including attorneys’ fees, actually and necessarily incurred by him in connection with the defense or settlement of such action, or in connection with an appeal therein, if such director or officer acted, in good faith, for a purpose which he reasonably believed to be in, or, in the case of service for any other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise, not opposed to, the best interests of the corporation, except that no indemnification under this paragraph shall be made in respect of (1) a threatened action, or a pending action which is settled or otherwise disposed of, or (2) any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation, unless and only to the extent that the court in which the action was brought, or, if no action was brought, any court of competent jurisdiction, determines upon application that, in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such portion of the settlement amount and expenses as the court deems proper.

(d) For the purpose of this section, a corporation shall be deemed to have requested a person to serve an employee benefit plan where the performance by such person of his duties to the corporation also imposes duties on, or otherwise involves services by, such person to the plan or participants or beneficiaries of the plan; excise taxes assessed on a person with respect to an employee benefit plan pursuant to applicable law shall be considered fines; and action taken or omitted by a person with respect to an employee benefit plan in the performance of such person’s duties for a purpose reasonably believed by such person to be in the interest of the participants and beneficiaries of the plan shall be deemed to be for a purpose which is not opposed to the best interests of the corporation.

Section 723. Payment of indemnification other than by court award.

(a) A person who has been successful, on the merits or otherwise, in the defense of a civil or criminal action or proceeding of the character described in section 722 shall be entitled to indemnification as authorized in such section.

(b) Except as provided in paragraph (a), any indemnification under section 722 or otherwise permitted by section 721, unless ordered by a court under section 724 (Indemnification of directors and officers by a court), shall be made by the corporation, only if authorized in the specific case:

(1) By the board acting by a quorum consisting of directors who are not parties to such action or proceeding upon a finding that the director or officer has met the standard of conduct set forth in section 722 or established pursuant to section 721, as the case may be, or,

(2) If a quorum under subparagraph (1) is not obtainable or, even if obtainable, a quorum of disinterested directors so directs; (A) By the board upon the opinion in writing of independent legal counsel that indemnification is proper in the circumstances because the applicable standard of conduct set forth in such sections has been met by such director or officer, or (B) By the shareholders upon a finding that the director or officer has met the applicable standard of conduct set forth in such sections.

(c) Expenses incurred in defending a civil or criminal action or proceeding may be paid by the corporation in advance of the final disposition of such action or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount as, and to the extent, required by paragraph (a) of section 725.

Section 724. Indemnification of directors and officers by a court.

(a) Notwithstanding the failure of a corporation to provide indemnification, and despite any contrary resolution of the board or of the shareholders in the specific case under section 723 (Payment of indemnification other than by court award), indemnification shall be awarded by a court to the extent authorized under section 722 (Authorization for indemnification of directors and officers), and paragraph (a) of section 723. Application therefore may be made, in every case, either:

(1) In the civil action or proceeding in which the expenses were incurred or other amounts were paid, or

(2) To the supreme court in a separate proceeding, in which case the application shall set forth the disposition of any previous application made to any court for the same or similar relief and also reasonable cause for the failure to make application for such relief in the action or proceeding in which the expenses were incurred or other amounts were paid.

(b) The application shall be made in such manner and form as may be required by the applicable rules of court or, in the absence thereof, by direction of a court to which it is made. Such application shall be upon notice to the corporation. The court may also direct that notice be given at the expense of the corporation to the shareholders and such other persons as it may designate in such manner as it may require.

(c) Where indemnification is sought by judicial action, the court may allow a person such reasonable expenses, including attorneys’ fees, during the pendency of the litigation as are necessary in connection with his defense therein, if the court shall find that the defendant has by his pleadings or during the course of the litigation raised genuine issues of fact or law.

Section 725. Other provisions affecting indemnification of directors and officers.

(a) All expenses incurred in defending a civil or criminal action or proceeding which are advanced by the corporation under paragraph (c) of section 723 (Payment of indemnification other than by court award) or allowed by a court under paragraph (c) of section 724 (Indemnification of directors and officers by a court) shall be repaid in case the person receiving such advancement or allowance is ultimately found, under the procedure set forth in this article, not to be entitled to indemnification or, where indemnification is granted, to the extent the expenses so advanced by the corporation or allowed by the court exceed the indemnification to which he is entitled.

(b) No indemnification, advancement or allowance shall be made under this article in any circumstance where it appears:

(1) That the indemnification would be inconsistent with the law of the jurisdiction of incorporation of a foreign corporation which prohibits or otherwise limits such indemnification;

(2) That the indemnification would be inconsistent with a provision of the certificate of incorporation, a by-law, a resolution of the board or of the shareholders, an agreement or other proper corporate action, in effect at the time of the accrual of the alleged cause of action asserted in the threatened or pending action or proceeding in which the expenses were incurred or other amounts were paid, which prohibits or otherwise limits indemnification; or

(3) If there has been a settlement approved by the court, that the indemnification would be inconsistent with any condition with respect to indemnification expressly imposed by the court in approving the settlement.

(c) If any expenses or other amounts are paid by way of indemnification, otherwise than by court order or action by the shareholders, the corporation shall, not later than the next annual meeting of shareholders unless such meeting is held within three months from the date of such payment, and, in any event, within fifteen months from the date of such payment, mail to its shareholders of record at the time entitled to vote for the election of directors a statement specifying the persons paid, the amounts paid, and the nature and status at the time of such payment of the litigation or threatened litigation.

(d) If any action with respect to indemnification of directors and officers is taken by way of amendment of the by-laws, resolution of directors, or by agreement, then the corporation shall, not later than the next annual meeting of shareholders, unless such meeting is held within three months from the date of such action, and, in any event, within fifteen months from the date of such action, mail to its shareholders of record at the time entitled to vote for the election of directors a statement specifying the action taken.

(e) Any notification required to be made pursuant to the foregoing paragraph (c) or (d) of this section by any domestic mutual insurer shall be satisfied by compliance with the corresponding provisions of section one thousand two hundred sixteen of the insurance law.

(f) The provisions of this article relating to indemnification of directors and officers and insurance therefore shall apply to domestic corporations and foreign corporations doing business in this state, except as provided in section 1320 (Exemption from certain provisions).

Section 726. Insurance for indemnification of directors and officers.

(a) Subject to paragraph (b), a corporation shall have power to purchase and maintain insurance:

(1) To indemnify the corporation for any obligation which it incurs as a result of the indemnification of directors and officers under the provisions of this article, and

(2) To indemnify directors and officers in instances in which they may be indemnified by the corporation under the provisions of this article, and

(3) To indemnify directors and officers in instances in which they may not otherwise be indemnified by the corporation under the provisions of this article provided the contract of insurance covering such directors and officers provides, in a manner acceptable to the superintendent of insurance, for a retention amount and for co-insurance.

(b) No insurance under paragraph (a) may provide for any payment, other than cost of defense, to or on behalf of any director or officer:

(1) if a judgment or other final adjudication adverse to the insured director or officer establishes that his acts of active and deliberate dishonesty were material to the cause of action so adjudicated, or that he personally gained in fact a financial profit or other advantage to which he was not legally entitled, or

(2) in relation to any risk the insurance of which is prohibited under the insurance law of this state.

(c) Insurance under any or all subparagraphs of paragraph (a) may be included in a single contract or supplement thereto. Retrospective rated contracts are prohibited.

(d) The corporation shall, within the time and to the persons provided in paragraph (c) of section 725 (Other provisions affecting indemnification of directors or officers), mail a statement in respect of any insurance it has purchased or renewed under this section, specifying the insurance carrier, date of the contract, cost of the insurance, corporate positions insured, and a statement explaining all sums, not previously reported in a statement to shareholders, paid under any indemnification insurance contract.

(e) This section is the public policy of this state to spread the risk of corporate management, notwithstanding any other general or special law of this state or of any other jurisdiction including the federal government.

Bylaws of the Depositor

ARTICLE II, SECTION 11. Indemnification of Directors. The corporation may, by resolution of the Board of Directors, indemnify and save harmless out of the funds of the corporation to the extent permitted by applicable law, any Director, Officer, or employee of the corporation or any member or officer of any Committee, and his or her heirs, executors, and administrators, from and against all claims, liabilities, costs, charges, and expenses whatsoever that any such Director, Officer, employee, or any such member or officer sustains or incurs in or about any action, suit, or proceeding that is brought, commenced, or prosecuted against him or her for or in respect of any act, deed, matter, or thing whatsoever, made, done, or permitted by him or her in or about the execution of the duties of his or her office or employment with the corporation, in or about the execution of his or her duties as a Director or Officer of another company which he or she so serves at the request and on behalf of the corporation, or in or about the execution of his or her duties as a member or officer of any such Committee, and all other claims, liabilities, costs, charges, and expenses that he or she sustains or incurs, in or about or in relation to any such duties or the affairs of the corporation, the affairs of such other company which he or she so serves or the affairs of such Committee, except such claims, liabilities, costs, charges, or expenses as are occasioned by acts or omissions which were in bad faith, involved intentional misconduct, a violation of the New York Insurance Law or a knowing violation of any other law or which resulted in such person personally gaining in fact a financial profit or other advantage to which he or she was not entitled. The corporation may, by resolution of the Board of Directors, indemnify and save harmless out of the funds of the corporation to the extent permitted by applicable law, any Director, Officer, or employee of any subsidiary corporation of the corporation on the same basis and within the same constraints as described in the preceding sentence. No payment of indemnification shall be made unless notice has been filed with the Superintendent of Insurance pursuant to Section 1216 of the New York Insurance Law.

Item 29.	Principal Underwriter

(a) GWFS Equities, Inc. (“GWFS”) is the distributor of securities of the Registrant. In addition to the Registrant, GWFS serves as distributor or principal underwriter for Great-West Funds, Inc., an open-end management investment company, Maxim Series Account of Great-West Life & Annuity Insurance Company (“GWL&A”), FutureFunds Series Account of GWL&A, COLI VUL-2 Series Account of GWL&A, COLI VUL-4 Series Account of GWL&A, Variable Annuity-1 Series Account of GWL&A, Variable Annuity-2 Series Account of GWL&A, Trillium Variable Annuity Account of GWL&A, Prestige Variable Life Account of GWL&A, Variable Annuity-1 Series Account of the Depositor, and COLI VUL-2 Series Account of the Depositor.

(b) Directors and Officers of GWFS:

Name	Principal Business Address	Position and Office with Underwriter

E.F. Murphy, III	(1)	Chairman, President and Chief Executive Officer

R.K. Shaw	(1)	Director and Executive Vice President

D.L. Musto	(1)	Director and Executive Vice President

S.E. Jenks	(1)	Director and Senior Vice President

C.E. Waddell	(1)	Director and Senior Vice President

W.S. Harmon	(1)	Senior Vice President

M.R. Edwards	(1)	Senior Vice President

R.J. Laeyendecker	(1)	Senior Vice President
B.A. Byrne	(1)	Senior Vice President, Legal, Chief Compliance Officer and Secretary

S.A. Bendrick	(1)	Vice President

B.P. Neese	(1)	Vice President

C. Bergeon	(1)	Vice President

S.M. Gile	(1)	Vice President

M.C. Maiers	(1)	Vice President and Treasurer

T.L. Luiz	(1)	Compliance Officer

(1) 8515 East Orchard Road, Greenwood Village, Colorado 80111

(c) Commissions and other compensation received by Principal Underwriter directly or indirectly from the Registrant during Registrant’s last fiscal year:

Name of Principal Underwriter	Net Underwriting Discounts and Commissions	Compensation on Redemption	Brokerage Commissions	Compensation

GWFS	-0-	-0-	-0-	-0-

Item 30.	Location of Accounts and Records

All accounts, books, or other documents required to be maintained by Section 31(a) of the 1940 Act and the rules promulgated thereunder are maintained by the Registrant through GWL&A, 8515 E. Orchard Road, Greenwood Village, Colorado 80111.

Item 31.	Management Services

Not Applicable.

Item 32.	Undertakings and Representations

(a)

Registrant undertakes to file a post-effective amendment to this Registration Statement as frequently as is necessary to ensure that the audited financial statements in the Registration Statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted.

(b)

Registrant undertakes to include either (1) as part of any application to purchase a contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.

(c)	Registrant undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this form promptly upon written or oral request.

(d)

The Depositor, Great-West Life & Annuity Insurance Company of New York, represents the fees and charges deducted under the Contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred and the risks assumed by Great-West Life & Annuity Insurance Company of New York.

(e)

Great-West Life & Annuity Insurance Company of New York represents that the no-action letters issued by the staff of the Division of Investment Management of the Securities and Exchange Commission on November 28, 1988, to the American Council of Life Insurance, and on August 30, 2012, to ING Life Insurance Company, are being relied upon, and that the terms of those no-action positions have been complied with.

SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration Statement to be signed on its behalf, in the City of Greenwood Village, and State of Colorado on this 4th day of May, 2015.

VARIABLE ANNUITY-8 SERIES ACCOUNT
(Registrant)

By:	/s/ Louis J. Mannello, Jr.
Louis J. Mannello, Jr.
President and Chief Executive Officer of Great-West Life & Annuity Insurance Company of New York

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY OF NEW YORK
(Depositor)

By:	/s/ Louis J. Mannello, Jr.
Louis J. Mannello, Jr.
President and Chief Executive Officer

As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ R. Jeffrey Orr	Chairman of the Board	May 4, 2015
R. Jeffrey Orr*

/s/ Louis J. Mannello, Jr.	President and Chief Executive Officer and Principal Financial Officer	May 4, 2015
Louis J. Mannello, Jr.

/s/ Marcia D. Alazraki	Director	May 4, 2015
Marcia D. Alazraki*

/s/ John L. Bernbach		May 4, 2015
John L. Bernbach*	Director

/s/ Andre Desmarais		May 4, 2015
Andre Desmarais*	Director

/s/ Paul Desmarais, Jr.		May 4, 2015
Paul Desmarais, Jr.*	Director

/s/ Stuart Z. Katz		May 4, 2015
Stuart Z. Katz*	Director

/s/ T. Timothy Ryan, Jr.		May 4, 2015
T. Timothy Ryan, Jr.*	Director

Jerome J. Selitto		May 4, 2015
Jerome J. Selitto*	Director

/s/ Brian E. Walsh		May 4, 2015
Brian E. Walsh*	Director

*By: /s/ Ryan L. Logsdon		May 4, 2015
Ryan L. Logsdon
Attorney-in-Fact pursuant to Power of Attorney

EXHIBIT INDEX

(b)(1)	Certified copy of resolution of Board of Directors of Depositor authorizing the establishment of Registrant

(b)(4)(a)	Draft form of Group Contract

(b)(4)(b)	Draft form of Certificate

(b)(13)	Powers of Attorney for Ms. M. Alazraki and Messrs. J. Bernbach, A. Desmarais, P. Desmarais, Jr., S. Katz, R.J. Orr, T.T. Ryan, Jr., J. Selitto, and B. Walsh